Can a homebuilder deliver consistent and predictable earnings growth,

KB HOME ANNUAL REPORT 2003

build a wide variety of homes for a highly diverse set of customers,

0 A

create a national brand that reflects operations spanning from coast to coast, and sustain that performance

year after year after year?

Yes.

With this single word we turn our customers' best hopes into a dream come true.



Bruce Karatz
CHAIRMAN AND CHIEF EXECUTIVE OFFICER

Dear KB Home Shareholder:

If you're reading this annual report, "yes" is something you've said to KB Home. Because you believed KB Home could deliver superior returns on your investment dollar. I thank you for your confidence.

This past year, rating agencies affirmed their belief in KB Home by upgrading our credit ratings. The investment community as a whole said yes to our stock, producing record performance.

And what about homebuyers? More than 27,000 people said yes to a new KB home in 2003. Nearly half were move-up buyers, while others were looking to achieve the American Dream for the very first time.

As a careful investor, you want to know what's next. Is KB Home following the right strategy? Can we continue executing at such high levels? Do we have a strong management team? Does the future of the homebuilding industry look as bright as the recent past?

To all these questions, we can firmly answer "yes."

Before I get to that, let's first go over our 2003 numbers:

- Earnings per diluted share reached a record $8.80, up 23% over 2002.
- Return on average stockholder's equity reached 25.9%.
- Total revenues grew to $5.85 billion, up 16% from 2002.
- Net income rose 18% to a record $370.8 million.
- Backlog at the end of the year stood at $3.07 billion, up 31% from 2002.
- Deliveries increased to a record 27,331, a 7% increase from last year.
- Debt to total capitalization is at a comfortable 44%, and has improved three years running.

While these year-over-year results are impressive enough, when you pull back and look at our performance over the past 10 years, you'll find the results are even more remarkable. Our compound annual growth rate (CAGR) among key performance metrics over that time ranges from 15% (unit deliveries) to 25% (EPS).

And, of course, the stock price. Recent years have taught me to take share values at any particular moment with a grain of salt. However, it's hard not to be proud about what we've done for our shareholders in 2003. If you invested in KBH in January and cashed out at the end of December you would have realized a return of approximately 70%.

"...as the time approached to select this year's top stock...every publicly traded builder had a stellar year... But we wanted to select one company that stood just a whisker above the rest of the field, both in terms of its 2003 performance and 2004 potential. KB fit the bill."

–*smartmoney.com*, "Home is Where the Money Is," December 31, 2003

While I'm proud of what we've accomplished in 2003, our financial results today are a snapshot in time of what we started long ago. We've been building a company with sustainable competitive advantages based on our KBnxt operating model that can deliver excellent results year after year.

Financial Scorecard

($ millions, except per share amounts)

YEARS ENDED NOVEMBER 30,	1993	1998	2003	5 YR. CAGR	10 YR. CAGR
UNITS	6,764	15,213	27,331	13%	15%
TOTAL REVENUES	$ 1,238	$ 2,449	$ 5,850	19%	17%
NET INCOME	$ 40	$ 95	$ 371	31%	25%
EPS	$ .96	$ 2.32	$ 8.80	31%	25%
CLOSING STOCK PRICE	$ 20	$ 25	$ 69	22%	13%

It was a good year for the industry as a whole. Some builders executed at an especially high level and produced terrific returns for their shareholders, and I salute them. I'm glad to be part of an industry where the leading companies genuinely respect and speak well of one another.

Recently it was brought to my attention that the median year-over-year EPS growth for 10 large public builders has outpaced the S&P 500 for the last eight years, and 10 of the last 11. The large, public homebuilders have proven that our industry has been far less volatile, consistently generated superior results and outperformed the overall market.

But when I look at my friends and competitors in the industry, I think it's clear KB Home has assets and capabilities that, over the long term, will increasingly set us apart from other builders. And at the core of this is our ability to say yes to the important questions posed by our customers and shareholders alike.

Do we have diverse buyers and homes? Yes.

KB Home has traditionally been considered a builder of homes designed and priced for first-time homebuyers. But in 2003, nearly half our homes were sold to buyers moving from another home they owned. More than 20% were sold to customers over 50 years of age. And about half our buyers came from ethnically diverse communities, including first- and second-generation immigrants.

Clearly, KB Home's customer profile is becoming increasingly diverse, and our homes reflect it.

In the following pages you'll see examples of the kind of homes today's KB Home builds. Some may surprise you. The same company that produces small, comfortable homes in Albuquerque for a little over $80,000 also builds upscale residences for the tech set in Pleasanton, California, with price points approaching $800,000. And sophisticated condominiums in Denver that are being snapped up by urban professionals. And single-story villas in Las Vegas, appealing to retirees and empty nesters.

Executing a proven and dynamic operating model? Yes.

Our KBnxt operating model continues to work. First developed in the mid-1990s, integrating best practices from across the industry, KBnxt has been the engine behind our success. And it has remained remarkably stable, even as we have grown our deliveries by almost 250%.

There are 10 key principles to KBnxt, but it really boils down to understanding the buyer, using efficiencies of scale to build homes at a lower cost, and offering superior customer service and maximum choice.

The core of this choice message is the KB Home Studio, which creates greater perceived value through individual home customization. Buyers benefit by paying only for the options they want and can afford.

We also offer choice through KB Home Mortgage Company by offering financing solutions for our customers' needs.

Leadership makes the difference.

There are so many other aspects to the model, I could spend the rest of this letter simply describing it. Like our even-flow construction system that enables us to plan well in advance how many homes we can deliver on any particular day, and capitalizes on our size to achieve terrific economies of scale. Or building large backlogs through pre-sales, in order to minimize capital investment while increasing cash flow and predictability.

Led by a stable, successful management team? Yes.

The key to so much of our success isn't simply the operating model we've chosen—as durable as that model has proven to be—it's the people who are executing it.

In an era where job-hopping has become the de facto corporate norm, we have a remarkably stable group of senior managers guiding the business. The average tenure of our senior corporate officers (including our corporate vice presidents and regional general managers) is more than 14 years. The loyalty and service they've shown KB Home over the years is something I'm especially grateful for.

This pays dividends. Not only do our senior leaders have a wealth of experience, they have worked together year in and year out. Through attending strategy meetings together, working on acquisitions, launching promotional campaigns, finding ways to resolve principled disagreements and so much more, our senior leaders have naturally formed what companies often spend millions on HR and leadership consultants to artificially create—a team.

At the division management level—where the KBnxt operating model must prove itself every day amidst the fire of fierce competition—we've also got a powerful group of KB Home veterans. Through years of experience, these leaders have seen what works and know how to avoid the pitfalls, while still bringing fresh ideas to the table.

This solid leadership resulted in more than 1,000 promotions or transfers from within our ranks over the last year. Today, another 15% of our talent pipeline is ready for promotion, helping to fuel and support our continued expansion.

The employees of KB Home are the real story behind our success. I thank them for their dedication and commitment.

Let me also take this opportunity to thank our Board of Directors, who understand this business well and provide superb direction. *I especially want to remember Jane Evans, who served as a distinguished member of the Board for more than 10 years, and who passed away in 2003. During her tenure she was generous with her business acumen, wit and remarkable intellect. She also was a tireless advocate for women in business and served as a role model for many of our brightest women leaders. Most importantly, she was a dear friend. We will deeply miss her.*

Growing smarter while reducing risk? Yes.

The more regional markets you're in, the less exposed you are to regional economic downturns. That's why our national footprint will continue expanding through targeted acquisitions and organic growth, as we continue mitigating risk through national diversification.


60%
40%
20%
0%
-20%
-40%
1993
1994
1995
1996
1997
1998
1999
HOMEBUILDING INDUSTRY'S EPS GROWTH HAS BEATEN
THE S&P 500 IN 10 OUT OF THE LAST 11 YEARS
S&P 500 EPS Growth(1)
Median Homebuilder EPS Growth(2)

(1) S&P 500 REPORTED OPERATING EARNINGS. 2003 ESTIMATED AS OF FEBRUARY 3, 2004.

(2) BASED ON REPORTED EARNINGS OF 10 LARGE PUBLICLY TRADED HOMEBUILDERS.


2000
2001
2002
2003

EPS Growth

Risk Profile is Investment Grade

GEOGRAPHIC MIX	Diversified into 34 Major U.S. Growth Markets
LAND ACQUISITION & DEVELOPMENT	20% Internal Rate of Return
ASSETS—LAND INVENTORY	70% of Dollars Now Turn in 5-6 Quarters
PRODUCTION OF HOMES	"Build to Order" from a $3.1 Billion Backlog
COST STRUCTURE	90% Variable Costs
PENSION COSTS EXPOSURE	None
MORTGAGE BANKING RISK	Mortgages Sold in 45 Days
PRICING RISK	Priced to Median Income of Buyers
ACCOUNTING PRACTICE	Conservative Policies Controlled by Regional Finance Centers

In 2003, two acquisition targets met our stringent business and financial criteria. In the Southeast, we purchased Colony Homes, which builds homes in the key growth markets of Atlanta, Charlotte and Raleigh/Durham. The acquisition of Colony, together with our moves into the Florida market over the last two years, makes us a player to be reckoned with in the fast-growing Southeast.

We also purchased Chicago-based Zale Homes, which builds in Illinois. This purchase in some respects takes us back to our roots—after all, KB Home was founded in the industrial Midwest (in Michigan, to be precise). More importantly, this particular transaction enables us to test our business model in a very different part of the country, and Chicago happens to be the largest new home market in the Midwest.

Acquisitions take work. There's a tremendous amount of time involved in performing due diligence, integrating systems, transitioning the brand, and most important of all, meshing corporate cultures. If you do it wrong, you risk confusing customers and alienating new employees—undermining your objectives. However, over the years, we've become very adept at making and integrating acquisitions. I'd go so far as to say that it's become a core competency of KB Home. This capability will be a significant asset as we go forward.

As much as we talk about acquisitions, we recognize the importance of organic growth. Our belief in expansion can be seen in our establishment of two new start-up Florida divisions in 2003, Treasure Coast, which spans from Port St. Lucie through Melbourne, and another in the Fort Myers area. Both offer great potential with a high demand for housing.

Do we know what's hot—and what's not? Yes.

Looking at our national diversification, it's hard to believe that as recently as 1993 KB Home built fewer than 7,000 homes in primarily two places—California and France. Without question, our tremendous growth can be traced to our ability to identify and establish divisions serving the nation's hottest housing markets.

Overall, homeownership continues to grow at a pace that exceeds available supply. Homeownership rates have reached record levels and household formation growth continues to fuel demand, with another 1.2 million net new households forming each year since 1999. For 2003, the Joint Center for Housing Studies of Harvard University wrote, "As many as 11.0 million more households will join the homeowner ranks between 2000 and 2010."

Implementing smart, targeted stock buybacks? Yes.

As managers, we continually decide how to invest the capital available to us to get the best returns for our shareholders. In many cases, acquisitions fit the bill. However, in 2003, we also used our capital to purchase two million shares of KB Home stock, at an average price of just over $54 per share. These share buybacks not only help support the value of your KBH shares, they also represent our growing confidence that there's significant unrecognized value in the stock. I believe our stock is being valued at a rate that consistently lags behind our actual business performance. I'm confident that it will catch up.

One Brand Strategy


23%
6%
38%

2003 UNAIDED BRAND AWARENESS STUDY

By creating one powerful brand nationwide, KB Home has captured the minds of more consumers in our markets than any other builder, with significant potential to increase this advantage.

KB Home awareness ■ Average awareness of next top 5 builders ■ No brand awareness

It should be noted that while we use our tremendous free cash flow to reinvest in our business, make acquisitions and buy back shares, we are also improving our leverage ratios. Our stated goal is to become investment grade. Over the last decade our share count has remained relatively unchanged, which reflects the company's ability to expand our business with free cash flow while maintaining a strong balance sheet.

Does the economy favor homeownership? Yes.

Many analysts see interest rates as far more critical to our performance and growth prospects than we do. Some points to bear in mind:

Interest rates remain at a historical low. Many of us can remember when a mortgage rate of 12% or more was common. Regardless of whether rates go up or drift down, we're still a long way from seeing those rates again. And if we do see a rise in interest rates, it's likely to signify a surge in employment and economic growth.

There are more mortgage products than ever before. Today, buyers have more options than ever to find a loan product that matches their own financial circumstances. For example, our own KB Home Mortgage Company now offers 86 fixed and adjustable rate products, compared to 38 just five years ago. This kind of flexibility helps keep homes within reach of the average buyer, and softens the impact of any rate upticks.

The key is affordability. In the mid-1980s, the percentage of income needed to service a monthly mortgage fell below the percentage needed to pay rent. That gap has only widened over time.

People recognize that home equity is the key to household wealth. The net worth of the lowest income band of homeowners is $68,000; the same for the lowest income band of renters is $500. The American dream of homeownership is alive and well.

Virtually every economic indicator suggests that it would take a fundamental shift in the U.S. economy to alter the current interplay of interest rates and affordability, which is so favorable to the new home market. That kind of tectonic shift is nowhere to be seen—and indeed if it occurred, it won't just be homebuilders that'll feel the impact.

Promoting a single, powerful brand? Yes.

Historically, homebuilders have not focused on building national brands, letting them become so decentralized that the same company comes to represent contradictory things to buyers depending on the market. We take a different approach by building a national KB Home brand. We've focused on creating a single brand identity, supported through efficient advertising, signage, sales collateral and high-profile national marketing and promotional partnerships.

Creating one national brand has a measurable impact. In 2003, an independent research study found that 23% of new homebuyers in our markets had brand awareness of KB Home. The average of the next top five most recognized builders trailed at 6%.

2003 DELIVERIES

27,331

UNITS

1993 DELIVERIES

6,764

UNITS

Tremendous Growth

Geographic Expansion and Diversification


20% WEST COAST
25% SOUTHWEST
28% CENTRAL
13% SOUTHEAST
14% FRANCE
CALIFORNIA 85%
NEVADA 3%
FRANCE 12%
1993
2003

2003 Construction Revenues by Region


WEST COAST 34%
SOUTHWEST 21%
CENTRAL 20%
SOUTHEAST 9%
FRANCE 16%
$5,775,429,000
TOTAL

A trusted, recognizable brand name is a must for any twenty-first century homebuilder. This year we made homebuilding history by partnering with the top-rated *LIVE with Regis and Kelly* daytime television show. To highlight the promotion, we built a new KB home on the ABC Studios lot in New York City. If you can picture a free-standing, 3,000 sq. ft. home in plain sight from the West Side Highway in the heart of Manhattan, you can understand just how distinctive this promotion was. And one lucky winner walked away with a brand new KB home. It was a truly national campaign, supporting our increasingly national brand.

Dedicated to customer satisfaction? Yes.

I'm proud of the dramatic improvement in our customer satisfaction ratings. Our externally audited customer satisfaction index showed a satisfaction rate of more than 94%, with some divisions seeing increases of three percentage points or more. And according to J.D. Power and Associates, our 2003 customer satisfaction ratings are on the rise. This year they recognized KB Home as a Top 3 builder in our Austin and Las Vegas markets for customer satisfaction with new home builders.

We can do even better. There's no reason why KB Home shouldn't aspire to set the industry standard for customer satisfaction. A commitment to customers is deeply embedded in our corporate culture, as well as in our most basic building and business processes.

Building quality homes with quality materials? Yes.

Satisfied customers begin with quality homes. And quality homes begin with quality materials and products. Our homes feature some of the industry's finest components, including Sherwin-Williams paint, Delta faucets, Shaw carpeting, Whirlpool appliances and more.

During the construction process, there are a number of quality checkpoints, beginning with the foundation, through framing, electrical and plumbing installation, laying the flooring—everything up to and including the final walk-through. At any stage, our construction superintendents have the obligation and the power to stop the process until a quality issue is resolved.

And we're continuing to raise the bar. KB Home has teamed up with the National Association of Home Builders (NAHB) Research Center to launch a first-of-its-kind, nationwide trade contractor certification program. This was established after completing a highly successful pilot program in our Las Vegas division. Designed to train and certify trade contractors on quality assurance standards, this rigorous program involves classroom training, a customized quality assurance program and manual, random site evaluations by NAHB Research Center's QA experts and an annual audit. We are presently rolling out this program nationwide and we hope the confidence it will inspire in consumers will benefit the entire homebuilding industry. By creating a single set of quality standards for all our contractors, we'll create a single, national "language" of quality for the job site. Whether a home is built in Phoenix or Orlando, we're increasingly confident the product will be of the highest standard.

Accepting the challenge.

Are we off to a great start in 2004? Yes.

The progress we've made in 2003 has carried over into the early months of 2004. In December, our Board of Directors more than tripled our common stock dividend, from $0.30 per share to $1.00 per share. We believed it was time to reward shareholders for showing so much confidence in KB Home. We remain committed to our objective of becoming an investment grade company.

Then in early January 2004, we announced our acquisition of South Carolina-based Palmetto Traditional Homes. We believe the Southeast will be an increasingly important market for KB Home, and this gives us a great foothold in the region. Palmetto is a terrific builder with an outstanding reputation, and we look forward to working with our new colleagues.

Yes.

Before I wrote this letter, I looked at some of our previous annual reports. I was struck by something I wrote five years ago, in our 1998 report, which was appropriately enough titled, Think Big. After estimating we could deliver 21,500 homes in 1999 (which we beat by a thousand deliveries), I wrote:

"We'll continually raise our sights, and in light of our consistent record-breaking accomplishments, I challenge anybody to say that we're not capable of achieving any goal we set for ourselves."

I'm not a fortune teller. I'm simply part of the culture of a company that's been in business for almost 50 years, with a history of high performance, strong management and a passion for our customers. I've been privileged to be part of that story for more than 30 years. Others in the industry are still building well-earned reputations, but nobody has done it as well for as long as we have.

So when you look at KB Home, remember this: The promises we've made, we've kept. The goals we've established, we've exceeded. The vision we've sketched, we're realizing.

On behalf of over 5,000 KB Home employees, thank you for your support in 2003. As for 2004 and beyond, continue asking us to surpass your highest expectations. After all, it's what we always ask of ourselves.

Sincerely,

Bruce Karatz
CHAIRMAN AND CHIEF EXECUTIVE OFFICER
FEBRUARY 6, 2004

Coast to coast. Door to door. Day to day. How do we address the needs of our diverse customer base?

We bring them home.






























4800





36







And the result is another record-breaking year.

Financial Highlights

YEARS ENDED NOVEMBER 30, in thousands, except per share and unit amounts	2003	2002	2001	2000	1999
NET ORDERS, DELIVERIES AND BACKLOG (number of homes)					
Net orders	28,894	25,785	24,715	23,831	23,056
Deliveries	27,331	25,452	24,538	22,392	22,422
Unit backlog	14,675	12,023	11,127	10,559	8,558
REVENUES AND INCOME					
Revenues	$5,850,554	$5,030,816	$4,574,184	$3,930,858	$3,836,295
Operating income	598,676	510,423	386,087	312,441	276,571
Pretax income	553,464	469,250	324,517	297,660	226,869
Net income	370,764	314,350	214,217	209,960	147,469
Basic earnings per share	9.41	7.57	5.72	5.39	3.16
Diluted earnings per share	8.80	7.15	5.50	5.24	3.08
ASSETS, DEBT AND EQUITY					
Total assets	$4,235,859	$4,025,540	$3,692,866	$2,828,921	$2,664,235
Mortgages and notes payable	1,386,157	1,674,627	1,683,650	1,373,274	1,191,090
Mandatorily redeemable preferred securities				189,750	189,750
Stockholders' equity	1,592,851	1,274,351	1,092,481	654,759	676,583
Return on average stockholders' equity	25.9%	26.6%	24.5%	25.6%	25.6%

CAGR
+25%

DILUTED EARNINGS PER SHARE


$9.00
$7.50
$6.00
$4.50
$3.00
$1.50
$0
93
95
97
99
01
03
$.96
$.58
$1.45
$3.08
$5.50
$8.80

CAGR
+17%

TOTAL REVENUES
(in billions)


$6.00
$5.00
$4.00
$3.00
$2.00
$1.00
$0
93
95
97
99
01
03
$1.24
$1.40
$1.88
$3.84
$4.57
$5.85

2003
+26%

RETURN ON EQUITY


30%
25%
20%
15%
10%
5%
0%
93
95
97
99
01
03
10.5%
7.1%
16.1%
25.6%
24.5%
25.9%

CAGR
+15%

CAGR
+30%

UNIT DELIVERIES


30,000
25,000
20,000
15,000
10,000
5,000
0
93 95 97 99 01 03
6,764
7,857
11,443
22,422
24,538
27,331

YEAR-END UNIT BACKLOG


15,000
12,500
10,000
7,500
5,000
2,500
0
93 95 97 99 01 03
1,059
1,412
4,214
8,558
11,127
14,675

Financial Review

Selected Financial Information

YEARS ENDED NOVEMBER 30, in thousands, except per share amounts	2003	2002	2001	2000	1999
Construction:					
Revenues	$5,775,429	$4,938,894	$4,501,715	$3,870,488	$3,772,121
Operating income	562,899	452,917	352,316	288,609	259,107
Total assets	3,982,746	3,391,434	2,983,522	2,361,768	2,214,076
Mortgages and notes payable	1,253,932	1,167,053	1,088,615	987,980	813,424
Mortgage banking:					
Revenues	$ 75,125	$ 91,922	$ 72,469	$ 60,370	$ 64,174
Operating income	35,777	57,506	33,771	23,832	17,464
Total assets	253,113	634,106	709,344	467,153	450,159
Notes payable	132,225	507,574	595,035	385,294	377,666
Collateralized mortgage obligations	6,848	14,079	22,359	29,928	36,219
Consolidated:					
Revenues	$5,850,554	$5,030,816	$4,574,184	$3,930,858	$3,836,295
Operating income	598,676	510,423	386,087	312,441	276,571
Net income	370,764	314,350	214,217	209,960	147,469
Total assets	4,235,859	4,025,540	3,692,866	2,828,921	2,664,235
Mortgages and notes payable	1,386,157	1,674,627	1,683,650	1,373,274	1,191,090
Collateralized mortgage obligations	6,848	14,079	22,359	29,928	36,219
Mandatorily redeemable preferred securities (Feline Prides)				189,750	189,750
Stockholders' equity	1,592,851	1,274,351	1,092,481	654,759	676,583
Basic earnings per share	$ 9.41	$ 7.57	$ 5.72	$ 5.39	$ 3.16
Diluted earnings per share	8.80	7.15	5.50	5.24	3.08
Cash dividends per common share	.30	.30	.30	.30	.30

Selected Operating Information

	West Coast	Southwest	Central	Southeast	France	Total	Unconsolidated Joint Ventures
Unit deliveries							
2003							
First	1,161	1,375	1,600	341	786	5,263	47
Second	1,263	1,579	1,624	954	924	6,344	38
Third	1,339	1,731	1,851	1,017	912	6,850	59
Fourth	1,786	2,010	2,584	1,192	1,302	8,874	87
Total	5,549	6,695	7,659	3,504	3,924	27,331	231
2002							
First	863	1,246	2,066	116	734	5,025	93
Second	1,152	1,412	2,413	152	876	6,005	104
Third	1,469	1,574	2,381	130	936	6,490	97
Fourth	1,860	1,805	2,745	281	1,241	7,932	62
Total	5,344	6,037	9,605	679	3,787	25,452	356
Net orders							
2003							
First	1,355	1,954	1,953	424	863	6,549	63
Second	1,898	2,015	2,023	1,346	1,115	8,397	195
Third	1,410	1,912	1,913	1,130	954	7,319	136
Fourth	1,147	1,882	1,470	944	1,186	6,629	76
Total	5,810	7,763	7,359	3,844	4,118	28,894	470
2002							
First	1,697	1,512	2,301	117	814	6,441	35
Second	1,892	1,522	2,467	196	1,117	7,194	77
Third	1,386	1,680	2,236	202	815	6,319	54
Fourth	1,106	1,567	1,665	299	1,194	5,831	22
Total	6,081	6,281	8,669	814	3,940	25,785	188
Ending backlog–units							
2003							
First	2,574	3,374	4,012	1,107	2,242	13,309	61
Second	3,209	3,810	4,411	2,240	2,433	16,103	218
Third	3,280	3,991	4,473	2,353	2,475	16,572	295
Fourth	2,641	3,863	3,571	2,105	2,495	14,675	521
2002							
First	2,477	2,817	4,830	327	2,092	12,543	155
Second	3,217	2,927	4,884	371	2,333	13,732	128
Third	3,134	3,033	4,739	443	2,212	13,561	85
Fourth	2,380	2,795	3,659	1,024	2,165	12,023	45
Ending backlog–value, in thousands							
2003							
First	$ 873,999	$571,920	$600,933	$185,365	$397,871	$2,630,088	$ 8,174
Second	1,117,856	685,870	659,443	364,279	571,755	3,399,203	38,150
Third	1,142,247	729,195	643,354	389,373	497,475	3,401,644	47,726
Fourth	941,825	710,725	554,336	347,040	513,970	3,067,896	90,716
2002							
First	$ 767,836	$479,822	$689,910	$ 56,571	$293,776	$2,287,915	$23,080
Second	977,628	512,544	720,447	61,586	365,147	2,637,352	15,732
Third	989,927	512,872	700,280	71,766	366,733	2,641,578	8,447
Fourth	789,719	475,208	539,428	168,561	373,750	2,346,666	9,000

Management's Discussion and Analysis of Financial Condition and Results of Operations

RESULTS OF OPERATIONS

Overview Revenues are primarily generated from the Company's (i) homebuilding operations in the United States and France and (ii) its domestic mortgage banking operations.

Domestically, the Company's construction revenues are generated from operating divisions in the following four regional groups: "West Coast" – California; "Southwest" – Arizona, Nevada and New Mexico; "Central" – Colorado, Illinois and Texas; and "Southeast" – Florida, Georgia and North Carolina. In 2002 and 2001, the Company grouped its domestic operating divisions into three regions: West Coast, Southwest and Central; the Company added the "Southeast" regional group in 2003 in view of its expansion in that area of the country. All year-over-year comparisons have been accomplished by restating applicable prior years' results in a manner consistent with the new regional groupings. Internationally, the Company operates in France through a majority-owned subsidiary, Kaufman & Broad S.A. ("KBSA").

The Company has expanded and geographically diversified its operations in recent years by executing a strategy that includes both organic growth and acquisitions. On March 6, 2003, the Company acquired Atlanta, Georgia-based Colony Homes ("Colony"), marking its entry into the Atlanta, Georgia and Charlotte and Raleigh, North Carolina markets and strengthening its foothold in the southeastern United States. On September 4, 2003, the Company also acquired substantially all of the homebuilding assets of Chicago, Illinois-based Zale Homes ("Zale"). The Zale acquisition marked the Company's entry into the greater Chicago market, the fifth largest single-family homebuilding market in the United States. On September 30, 2002, the Company acquired Orlando, Florida-based American Heritage Homes ("American Heritage"), expanding the Company's presence to Orlando, Florida and supplementing the start-up business it had established in the Tampa market earlier in the year. The Company expanded into the Florida market in July of 2001 with the acquisition of Trademark Home Builders, Inc. ("Trademark"), a builder of single-family homes in Jacksonville, Florida.

The Company achieved substantial growth in unit deliveries, revenues and diluted earnings per share in 2003. During the year ended November 30, 2003, the Company's unit deliveries rose 7.4% to 27,331, increasing from 25,452 unit deliveries posted in 2002. Total Company revenues reached $5.85 billion in 2003, up 16.3% from $5.03 billion in 2002, which had increased 10.0% from $4.57 billion in 2001. The Company's double-digit revenue growth in 2003 and 2002 was primarily driven by an increase in housing revenues stemming from increased unit delivery volume and a higher average selling price. Included in total Company revenues were mortgage banking revenues of $75.1 million in 2003, $91.9 million in 2002 and $72.5 million in 2001.

Net income for the year ended November 30, 2003 increased 17.9% to $370.8 million, or $8.80 per diluted share, from $314.4 million, or $7.15 per diluted share, for the year ended November 30, 2002. Net income growth in 2003 was driven by the combined effects of higher unit delivery volume, expanded housing gross margins and lower interest expense, partially offset by lower income from mortgage banking operations. Diluted earnings per share for 2003 was favorably impacted by a 4.2% year-over-year decrease in the average number of diluted shares outstanding resulting from the Company's share repurchase activity.

Net income of $314.4 million in 2002 was higher than the $214.2 million, or $5.50 per diluted share, recorded in 2001. Net income in 2002 rose on higher unit delivery volume, expanded gross margins and increased net income from mortgage banking operations. Diluted earnings per share for 2002 was negatively impacted by a 12.9% year-over-year increase in the average number of diluted shares outstanding. The higher share count resulted from the conversion of the Company's Feline Prides securities to common stock in August 2001, which more than offset share repurchases made by the Company during 2002.

CONSTRUCTION

Revenues Construction revenues totaled $5.78 billion in 2003, increasing 16.9% from $4.94 billion in 2002, which had increased from $4.50 billion in 2001. The increases in both 2003 and 2002 resulted primarily from higher housing revenues driven by increased unit delivery volume and a higher average selling price.

The following table presents information concerning the Company's housing revenues and unit deliveries by geographic region:

YEARS ENDED NOVEMBER 30, in thousands, except unit amounts	Housing revenues	% of total housing revenues	Unit deliveries	% of total unit deliveries
2003				
West Coast	$1,963,563	34.8%	5,549	20.3%
Southwest	1,192,380	21.1	6,695	24.5
Central	1,144,248	20.3	7,659	28.0
Southeast	547,471	9.7	3,504	12.8
Total United States	4,847,662	85.9	23,407	85.6
France	795,108	14.1	3,924	14.4
Total	$5,642,770	100.0%	27,331	100.0%
2002				
West Coast	$1,700,770	35.0%	5,344	21.0%
Southwest	1,022,666	21.1	6,037	23.7
Central	1,411,944	29.1	9,605	37.7
Southeast	110,839	2.3	679	2.7
Total United States	4,246,219	87.5	21,665	85.1
France	609,635	12.5	3,787	14.9
Total	$4,855,854	100.0%	25,452	100.0%
2001				
West Coast	$1,570,964	36.0%	5,550	22.6%
Southwest	983,141	22.5	6,238	25.4
Central	1,289,523	29.5	9,181	37.4
Southeast	28,537	.7	187	.8
Total United States	3,872,165	88.7	21,156	86.2
France	494,836	11.3	3,382	13.8
Total	$4,367,001	100.0%	24,538	100.0%

Housing revenues totaled $5.64 billion in 2003, $4.86 billion in 2002 and $4.37 billion in 2001. In 2003, housing revenues rose 16.2% over the previous year due to a 7.4% increase in unit volume and an 8.2% increase in the average selling price. In 2002, housing revenues rose 11.2% above 2001 results due to a 3.7% increase in unit volume and a 7.2% increase in the average selling price.

Housing revenues from operations in the Company's West Coast region rose 15.5% to $1.96 billion in 2003, from $1.70 billion in 2002, due primarily to an 11.2% increase in the average selling price and a 3.8% increase in unit delivery volume during the year. West Coast region operations generated 34.8% of the Company's housing revenues in 2003, virtually flat when compared to 35.0% in 2002 and 36.0% in 2001, while contributing 20.3% of the Company's deliveries in 2003, 21.0% in 2002 and 22.6% in 2001. In the Company's Southwest region, housing revenues rose 16.6% to $1.19 billion in 2003 from $1.02 billion in 2002 due to a 10.9% increase in unit deliveries and a 5.1% increase in the average selling price. Southwest region housing revenues accounted for 21.1% of total housing revenues in both 2003 and 2002, down from 22.5% in 2001. The Company's Central region operations generated housing revenues of $1.14 billion in 2003, down 19.0% from $1.41 billion in 2002, reflecting a year-over-year decrease of 20.3% in unit deliveries partly offset by a 1.6% increase in the average selling price. Central region housing revenues accounted for 20.3% of total housing revenues in 2003, compared to 29.1% in 2002 and 29.5% in 2001. Housing revenues from the Southeast region rose 393.9% to $547.5 million in 2003, from $110.8 million in 2002, due to an increase of 416.1% in unit delivery volume, partially offset by a 4.3% decline in the average selling price. Southeast region operations produced 9.7% of the Company's housing revenues in 2003, compared to 2.3% in 2002 and .7% in 2001. The increased proportion of revenues generated by the Company's Southeast region operations resulted from the Company's recent expansion in the southeastern United States, including its acquisition of Colony, a single-family homebuilder in Atlanta, Georgia and Charlotte and Raleigh, North Carolina, in 2003 and its acquisition of American Heritage, with operations in Orlando and Tampa, Florida, in 2002.

In France, housing revenues of $795.1 million in 2003 rose 30.4% from $609.6 million in 2002, reflecting a 3.6% increase in unit delivery volume and a 25.8% increase in the average selling price primarily related to the strength in the euro. French housing revenues accounted for 14.1% of the Company's total housing revenues in 2003, compared to 12.5% in 2002 and 11.3% in 2001.

In 2002, West Coast region housing revenues increased 8.3%, from $1.57 billion in 2001, due primarily to a 12.4% increase in the average selling price, partially offset by a 3.7% decrease in unit deliveries during the year. Housing revenues in the Southwest region rose 4.0% in 2002, from $983.1 million in 2001, due to a 7.5% increase in the average selling price, which more than offset a 3.2% decrease in unit deliveries. In the Central region, housing revenues in 2002 rose 9.5% from $1.29 billion in 2001, the result of a 4.6% increase in both unit delivery volume and average selling price. The Southeast region housing revenues in 2002 increased by $82.3 million from $28.5 million in 2001, reflecting two months of results from the American Heritage acquisition, which expanded the Company's operations into the Orlando market and supplemented its Tampa start-up business, established in 2001. The increase in Southeast region housing revenues in 2002 resulted from a 263.1% increase in unit deliveries and a 6.9% increase in the average selling price.

In France, housing revenues rose 23.2% in 2002 from $494.8 million in 2001, reflecting a 12.0% increase in unit volume and a 10.0% increase in the average selling price.

Company-wide housing deliveries increased 7.4% to 27,331 units in 2003 from 25,452 units in 2002, reflecting growth in United States and French deliveries of 8.0% and 3.6%, respectively. The increase in the Company's domestic unit deliveries reflected year-over-year increases of 3.8%, 10.9% and 416.1% in unit deliveries from its West Coast, Southwest and Southeast regions, respectively, partially offset by a decrease of 20.3% in unit deliveries from the Central region. West Coast region deliveries increased to 5,549 units in 2003 from 5,344 units in 2002, while the number of active communities operated in the region remained nearly flat with 2002. Southwest region operations delivered 6,695 units in 2003, up from 6,037 units in 2002, reflecting an increase of approximately 18% in the average number of active communities in this region compared to 2002. In the Central region, deliveries decreased to 7,659 units in 2003 from 9,605 units in 2002, despite an increase of approximately 7% in the average number of active communities in the region. Southeast region deliveries increased to 3,504 units in 2003 from 679 units in 2002, primarily due to the Company's expansion activity in the region, including the 2003 acquisition of Colony and the 2002 acquisition of American Heritage. French deliveries increased to 3,924 units in 2003 from 3,787 units in 2002, with the average number of active communities remaining constant from year to year.

In 2002, Company-wide housing deliveries increased 3.7% to 25,452 units from 24,538 units delivered in 2001. The growth in domestic deliveries reflected a 4.6% increase in the Central region and a 263.1% increase in the Southeast region, partially offset by decreases of 3.7% and 3.2% in the West Coast and Southwest regions, respectively. West Coast region deliveries decreased to 5,344 units in 2002 from 5,550 units in 2001, as the Company operated from approximately 22% fewer active communities in the region during 2002. Southwest operations delivered 6,037 units in 2002, down from 6,238 units in 2001, reflecting a decrease of approximately 10% in the average number of active communities operated in the region. Deliveries from Central region operations increased to 9,605 units in 2002 from 9,181 units in 2001, as the average number of active communities in the Central region rose approximately 5% from the prior year. Deliveries from the Southeast region increased to 679 units in 2002 from 187 units in 2001 due to the Company's expansion into Florida through a start-up business established in 2002 and acquisitions completed in 2002 and 2001. French deliveries increased 12.0% to 3,787 units in 2002 from 3,382 units in 2001, with the average number of active communities increasing approximately 16% from year to year.

The Company-wide average new home price rose 8.2% in 2003, to $206,500 from $190,800 in 2002, reflecting generally favorable market conditions with increases in the average selling price in the Company's West Coast, Southwest, Central and France regions, partly offset by a decrease in the Southeast region. The 2002 average new home price had advanced 7.2% from $178,000 in 2001, due to increases in the average selling price in each domestic region and in France.

In the West Coast region, the average selling price rose 11.2% in 2003 to $353,900 from $318,300 in 2002, which had increased 12.4% from $283,100 in 2001. The average selling price in the Southwest region increased 5.1% to $178,100 in 2003, compared with $169,400 in 2002, which had increased 7.5% from $157,600 in 2001. The Central region average selling price rose 1.6% to $149,400 in 2003 compared with $147,000 in 2002, which had increased 4.6% from $140,500 in 2001. The Southeast region average selling price declined 4.3% in 2003 to $156,200 from $163,200 in 2002, which had increased 6.9% from $152,600 in 2001. The higher average selling price in most of the Company's domestic regions in 2003 and 2002 resulted from a combination of factors: generally higher prices throughout the West Coast region; selected increases in sales prices in certain markets and communities in the Southwest and Central regions, partially offset by the softening of general market conditions in certain submarkets in the regions; and increases in lot premiums and options sold through the KB Home design studios in each of the Company's domestic regions. In contrast, the decline in the Southeast region's average selling price resulted from a change in product mix, as the Company expanded into additional markets in the region, as well as the relatively small number of deliveries and communities in 2002.

The Company's average selling price in France increased 25.8% to $202,600 in 2003 from $161,000 in 2002, which had increased 10.0% from $146,300 in 2001. The increases in 2003 and 2002 resulted primarily from favorable foreign exchange rates.

Revenues from the development of commercial buildings, all located in metropolitan Paris, totaled $107.0 million in 2003, up from $43.8 million in 2002, which had decreased from $69.9 million in 2001. The increase in French commercial revenues in 2003 versus 2002 reflected the expansion of the Company's commercial activity as market conditions for this type of development improved. In 2002, the Company's French commercial revenues decreased from 2001 due to the completion of certain projects and a lack of new commercial construction contracts in 2002.

Land sale revenues totaled $25.6 million in 2003, $39.2 million in 2002 and $64.8 million in 2001. Generally, land sale revenues fluctuate with management's decisions to maintain or decrease the Company's land ownership position in certain markets based upon the volume of its holdings, the strength and number of competing developers entering particular markets at given points in time, the availability of land in markets served by the Company and prevailing market conditions.

Operating income Operating income increased to $562.9 million in 2003, up 24.3% from $452.9 million in 2002. As a percentage of construction revenues, operating income rose to 9.7% in 2003 from 9.2% in 2002, reflecting an improved housing gross margin, partially offset by a higher selling, general and administrative expense ratio. Housing gross profits in 2003 increased 22.8%, or $236.4 million, to $1.27 billion from $1.04 billion in 2002. As a percentage of related revenues, the housing gross profit margin was 22.5% in 2003, up from 21.3% in the prior year, primarily due to a higher average selling price. Commercial activities in France generated profits of $22.5 million in 2003, compared to $10.3 million in 2002. Company-wide land sales generated profits of $2.4 million in 2003 and $3.2 million in 2002.

Selling, general and administrative expenses totaled $733.5 million in 2003 compared with $595.7 million in 2002. As a percentage of housing revenues, to which these expenses are most closely correlated, selling, general and administrative expenses increased by .7 percentage points to 13.0% in 2003 from 12.3% in 2002. The increase in selling, general and administrative expenses in 2003 resulted from additional up-front expenditures related to new community openings and the initial investments required to expand the Company's market presence and build brand awareness in the Southeast region. Selling, general and administrative expenses as a percentage of housing revenues are expected to improve in 2004, once the Company's Southeast businesses are more fully integrated and deliver additional revenues, and Central region costs are resized to align with the region's lower unit delivery volume.

Operating income increased 28.6% to $452.9 million in 2002 from $352.3 million in 2001. As a percentage of revenues, operating income rose to 9.2% in 2002 from 7.8% in 2001. Housing gross profits in 2002 increased 18.1%, or $158.7 million, to $1.04 billion from $876.4 million in 2001. As a percentage of related revenues, the housing gross profit margin was 21.3% in 2002, up from 20.1% in 2001, primarily due to a higher average selling price. Commercial activities in France generated profits of $10.3 million in 2002, compared to $10.6 million in 2001. Company-wide land sales generated profits of $3.2 million in 2002 and $1.7 million in 2001.

Selling, general and administrative expenses increased to $595.7 million in 2002 from $536.5 million in 2001. As a percentage of housing revenues, selling, general and administrative expenses in 2002 remained unchanged from 2001 at 12.3%.

Interest income and expense Interest income, which is generated from short-term investments and mortgages receivable, amounted to $3.0 million in 2003, $4.2 million in 2002 and $3.6 million in 2001. Generally, increases and decreases in interest income are attributable to changes in the interest-bearing average balances of short-term investments and mortgages receivable as well as fluctuations in interest rates.

Interest expense results principally from borrowings to finance land purchases, housing inventory and other operating and capital needs. In 2003, interest expense, net of amounts capitalized, decreased by $8.9 million to $23.8 million from $32.7 million in 2002. Gross interest incurred in 2003 was $17.7 million higher than that incurred in 2002, mainly due to higher debt levels in 2003. Gross interest incurred in 2003 also included a pretax charge in the first quarter of $4.3 million associated with the early extinguishment of the Company's 9⅞% senior subordinated notes, which were due in 2006. The percentage of interest capitalized in 2003 and 2002 was 80.0% and 67.6%, respectively. The increase in the percentage of interest capitalized in 2003 primarily resulted from a higher proportion of land under development in 2003 compared to 2002.

In 2002, interest expense, net of amounts capitalized, decreased to $32.7 million from $41.1 million in 2001. Gross interest incurred in 2002 was $1.9 million lower than that incurred in 2001, reflecting lower interest rates in 2002. The percentage of interest capitalized in 2002 increased from the 60.1% capitalized in 2001 due to a higher proportion of land under development compared to 2001.

Minority interests Operating income was reduced by minority interests of $26.9 million in 2003, $17.0 million in 2002 and $27.9 million in 2001. Minority interests for 2003 and 2002 were comprised solely of the minority ownership portion of income from consolidated subsidiaries and joint ventures related to residential and commercial activities. Minority interests related to consolidated subsidiaries and joint ventures in 2002 were essentially flat compared with 2001. In 2001, minority interests also included distributions of $11.4 million associated with the Company's Feline Prides securities. Since the Feline Prides mandatorily converted into common stock of the Company on August 16, 2001, distributions on these securities terminated on that date.

Equity in pretax income of unconsolidated joint ventures The Company's unconsolidated joint venture activities were located in California, Florida, Nevada, New Mexico and France in 2003 and 2002; and Nevada, New Mexico and France in 2001. These unconsolidated joint ventures posted combined revenues of $47.5 million in 2003, $65.9 million in 2002 and $82.1 million in 2001. Revenues from unconsolidated joint ventures in 2003 were lower than in 2002 and 2001 due to a decrease in joint venture unit deliveries in 2003. All unconsolidated joint venture revenues in 2003, 2002 and 2001 were generated from residential properties. Unconsolidated joint ventures generated combined pretax income of $6.9 million in 2003, $9.7 million in 2002 and $6.5 million in 2001. The Company's share of pretax income from unconsolidated joint ventures totaled $2.5 million in 2003, $4.4 million in 2002 and $3.9 million in 2001.

MORTGAGE BANKING

Interest income and expense The Company's mortgage banking operations provide financing principally to purchasers of homes sold by the Company's domestic housing operations through the origination of residential mortgages. Interest income is earned primarily from first mortgages and mortgage-backed securities held for long-term investment as collateral, while interest expense results from notes payable and the collateralized mortgage obligations. Interest income decreased to $14.2 million in 2003 from $22.6 million in 2002, which had increased from $21.9 million in 2001. Interest expense decreased to $6.4 million in 2003 from $11.5 million in 2002, which had decreased from $18.4 million in 2001. Interest income decreased in 2003 primarily due to a lower average balance of first mortgages held under commitments of sale and other receivables outstanding as well as lower interest rates compared to 2002. In 2002, interest income increased from the previous year primarily due to a higher average balance of first mortgages held under commitments of sale and other receivables outstanding compared to the previous year.

Interest expense decreased in both 2003 and 2002 due to lower average balances of notes payable outstanding and lower interest rates compared to the previous years. Combined interest income and expense resulted in net interest income of $7.8 million in 2003, $11.1 million in 2002 and $3.5 million in 2001. These differences reflect variations in mortgage production mix; movements in short-term versus long-term interest rates; and the amount, timing and rates of return on interim reinvestments of monthly principal amortization and prepayments.

Other mortgage banking revenues The following table presents mortgage loan origination and sales data, including loans brokered to wholesale mortgage bankers, for the Company's mortgage banking operations:

YEARS ENDED NOVEMBER 30, in thousands	2003	2002	2001
Total originations:			
Loans	20,713	23,618	20,605
Principal	$3,443,326	$3,705,667	$3,063,816
Retention rate	73%	89%	83%
Loans sold to third parties:			
Loans	22,607	24,042	18,889
Principal	$3,786,086	$3,776,674	$2,804,024

Other mortgage banking revenues, which principally consist of gains on sales of mortgages and servicing rights and, to a lesser extent, mortgage loan origination fees and mortgage servicing income, totaled $60.9 million in 2003, $69.3 million in 2002 and $50.5 million in 2001. The decrease in 2003 was mainly due to lower retention (the percentage of the Company's domestic homebuyers using its mortgage banking subsidiary as a loan originator) as well as the adoption of Statement of Position 01-6, "Accounting by Certain Entities (Including Entities with Trade Receivables) That Lend to or Finance the Activities of Others" ("SOP 01-6"), in the first quarter of 2003. The mortgage banking subsidiary's retention decreased to 73% in 2003 from 89% in 2002 partly due to the regulatory approval process required to establish mortgage banking operations to assist homebuyers in the Company's recently expanded Southeast region. Other factors impacting retention were increased competition in the mortgage banking marketplace and consumer demand for more diverse loan products such as interest only payment loans. In 2002, the increase in other mortgage banking revenues from 2001 reflected higher gains on the sales of mortgages and servicing rights primarily due to a higher volume of mortgage originations associated with both increases in underlying housing unit delivery volume and higher retention.

General and administrative expenses General and administrative expenses associated with mortgage banking operations increased to $32.9 million in 2003 from $22.9 million in 2002 and $20.3 million in 2001. The increases in general and administrative expenses in 2003 and 2002 resulted from higher staff levels needed to support the Company's increasing backlog and the expansion of the Company's operations into new markets.

INCOME TAXES

The Company recorded income tax expense of $182.7 million in 2003, $154.9 million in 2002 and $110.3 million in 2001. These amounts represented effective income tax rates of approximately 33.0% in 2003 and 2002 and 34.0% in 2001. Pretax income for financial reporting purposes and taxable income for income tax purposes historically have differed primarily due to the impact of state income taxes, treatment of foreign-related income, intercompany dividends and investments in tax credit partnerships.

LIQUIDITY AND CAPITAL RESOURCES

The Company assesses its liquidity in terms of its ability to generate cash to fund its operating and investing activities. Historically, the Company has funded its construction and mortgage banking activities with internally generated cash flows and external sources of debt and equity financing. Operating, investing and financing activities used net cash of $191.9 million in 2003; in 2002, these activities provided cash of $48.7 million.

Operating activities provided $462.1 million of cash in 2003 and $357.0 million in 2002. The Company's sources of operating cash in 2003 included earnings of $370.8 million, a decrease in receivables of $340.4 million, an increase in accounts payable, accrued expenses and other liabilities of $122.0 million, various noncash items deducted from net income, and other operating sources of $33.7 million. Partially offsetting these sources were investments in inventories of $464.5 million (excluding the effect of the Colony and Zale acquisitions, $43.7 million of inventories acquired through seller financing and $27.4 million of inventory of consolidated variable interest entities).

In 2002, the Company's sources of operating cash included earnings of $314.4 million, an increase in accounts payable, accrued expenses and other liabilities of $149.5 million, a decrease in receivables of $114.0 million, and various noncash items deducted from net income. The cash provided was partially offset by investments in inventories of $186.6 million (excluding the effect of the American Heritage acquisition and $32.6 million of inventories acquired through seller financing) and other operating uses of $6.7 million.

Investing activities used $114.7 million of cash in 2003 and $52.8 million in 2002. In 2003, $105.6 million, net of cash acquired, was used for the acquisitions of Colony and Zale, $13.1 million was used for net purchases of property and equipment, and $9.3 million was used for investments in unconsolidated joint ventures. The cash used was partially offset by proceeds of $7.8 million received from mortgage-backed securities, which were principally used to pay down the collateralized mortgage obligations for which the mortgage-backed securities had served as collateral and net sales of $5.5 million of mortgages held for long term investment.

In 2002, $31.2 million was used for net purchases of property and equipment, $27.5 million, net of cash acquired, was used for the acquisition of American Heritage and $4.0 million was used for investments in unconsolidated joint ventures. Partially offsetting these uses were proceeds of $8.7 million received on mortgage-backed securities and net sales of $1.2 million of mortgages held for long-term investment.

Financing activities in 2003 used $539.3 million of cash compared to $255.5 million used in 2002. In 2003, cash was used for net payments on borrowings of $603.1 million, redemption of the Company's 9⅜% senior subordinated notes of $129.0 million, repurchases of common stock of $108.3 million, payments to minority interests of $12.0 million, cash dividend payments of $11.8 million and payments on collateralized mortgage obligations of $7.2 million. Partially offsetting these uses were $295.3 million in proceeds from the sale of 7¾% senior subordinated notes and $36.8 million from the issuance of common stock under employee stock plans. Pursuant to its current universal shelf registration, on January 27, 2003, the Company issued $250.0 million of 7¾% senior subordinated notes at 98.444% of the principal amount of the notes and on February 7, 2003, the Company issued an additional $50.0 million of notes in the same series (collectively, the "$300.0 Million Senior Subordinated Notes"). The $300.0 Million Senior Subordinated Notes, which are due February 1, 2010, with interest payable semi-annually, represent unsecured obligations of the Company and are subordinated to all existing and future senior indebtedness of the Company. The Company used $129.0 million of the net proceeds from the issuance of the notes to redeem all of its outstanding $125.0 million 9⅝% senior subordinated notes, which were due in 2006. The remaining net proceeds were used for general corporate purposes.

In 2002, financing activities used $262.5 million for net payments on borrowings, $175.0 million for the redemption of the Company's 9⅜% senior subordinated notes, $190.8 million for repurchases of common stock, $12.4 million for cash dividend payments, $8.3 million for payments on collateralized mortgage obligations and $6.4 million for payments to minority interests. Partially offsetting these uses were $198.4 million in proceeds from the sale of 8⅝% senior subordinated notes, $144.3 million in proceeds from KBSA's sale of 8¾% French senior notes and $57.2 million from the issuance of common stock under employee stock plans. On December 14, 2001, pursuant to its universal shelf registration statement filed with the Securities and Exchange Commission ("SEC") on December 5, 1997 (the "1997 Shelf Registration"), the Company issued $200.0 million of 8⅝% senior subordinated notes at 100% of the principal amount of the notes. The notes, which are due December 15, 2008, with interest payable semi-annually, represent unsecured obligations of the Company and are subordinated to all existing and future senior indebtedness of the Company. On or prior to December 15, 2004, the Company may redeem up to 35% of the aggregate principal amount of the notes with the net proceeds of one or more public or private equity offerings at a redemption price of 108.625% of their principal amount, together with accrued and unpaid interest. The notes are not otherwise redeemable at the option of the Company. The Company used $175.0 million of the net proceeds from the issuance of the notes to redeem all of its outstanding 9⅜% senior subordinated notes, which were due in 2003. The remaining net proceeds were used for general corporate purposes.

On July 29, 2002, KBSA issued 150.0 million euros principal amount of 8¾% French senior notes at 100% of the principal amount of the notes. The notes, which are publicly traded and are due August 1, 2009 with interest payable semi-annually, represent unsecured obligations of KBSA and rank pari passu in right of payment with all other senior unsecured indebtedness of KBSA. The Company does not guarantee these KBSA notes. On or prior to August 1, 2005, KBSA may redeem up to 35% of the aggregate principal amount of the notes with the net cash proceeds of qualified equity offerings at a redemption price of 108.75% of their principal amount together with accrued and unpaid interest. The notes are not otherwise redeemable at the option of KBSA, except in the event of certain changes in tax laws. Proceeds from the issuance of the notes were used to pay down bank borrowings and other indebtedness.

On December 5, 2003, the Company's board of directors increased the annual cash dividend on the Company's common stock to $1.00 per share from $.30 per share. The first quarterly cash dividend at the increased rate of $.25 per share will be paid on February 25, 2004 to shareholders of record on February 11, 2004. The Company believes the decision to increase the dividend reflects the Company's strong balance sheet, sustainable operating earnings, free cash flow and the overall growth prospects for its business, without limiting its ability to profitably grow and reinvest in the business.

The Company's financial leverage, as measured by the ratio of construction debt to total capital, was 44.0% at the end of 2003, the lowest level for the Company in the past five years, compared to 47.8% at the end of 2002. Construction debt to total capital is not a financial measure in accordance with generally accepted accounting principles ("GAAP"). However, the Company believes this ratio is preferable to total debt to total capital, the most comparable GAAP measure, in order to maintain comparability with other publicly traded homebuilders for stockholders, investors and analysts. A reconciliation of the non-GAAP measure, construction debt to total capital, to the most comparable GAAP measure, total debt to total capital, follows:

NOVEMBER 30, in thousands	2003		2002	
	Total debt to total capital	Construction debt to total capital	Total debt to total capital	Construction debt to total capital
Debt:				
Construction	$1,253,932	$1,253,932	$1,167,053	$1,167,053
Mortgage banking	132,225		507,574	
Total debt	$1,386,157	$1,253,932	$1,674,627	$1,167,053
Total debt	$1,386,157	$1,253,932	$1,674,627	$1,167,053
Stockholders' equity	1,592,851	1,592,851	1,274,351	1,274,351
Total capital	$2,979,008	$2,846,783	$2,948,978	$2,441,404
Ratio	46.5%	44.0%	56.8%	47.8%

During 2003, the Company acquired Atlanta, Georgia-based Colony, which expanded the Company's operations into Atlanta, Georgia and Charlotte and Raleigh, North Carolina, strengthening the Company's position in its Southeast region. The Company also acquired substantially all of the homebuilding assets of Chicago, Illinois-based Zale. The Zale acquisition marked the Company's entry into the greater Chicago market. Total consideration, including debt assumed, associated with the two acquisitions was $174.9 million. Both acquisitions were accounted for under the purchase method of accounting. The excess of the purchase price over the estimated fair value of net assets acquired was allocated to goodwill and assigned to the Company's construction segment. The results of the two acquired companies were included in the Company's consolidated financial statements as of their respective acquisition dates.

During 2002, the Company acquired Orlando, Florida-based American Heritage for approximately $74.0 million, including the assumption of debt. The American Heritage acquisition strengthened the Company's market position in Florida, marking its entry into the Orlando market and supplementing its Tampa start-up business. The acquisition was accounted for under the purchase method of accounting and was assigned to the Company's construction segment. No goodwill was recorded in connection with the acquisition. The results of American Heritage were included in the Company's consolidated financial statements as of the date of acquisition.

In 2001, the Company acquired Trademark, a builder of single-family homes in Jacksonville, Florida. The acquisition marked the Company's entry into Florida. In addition, KBSA completed the acquisition of Résidences Bernard Teillaud, a France-based builder of condominiums. Total consideration, including debt assumed, associated with the two acquisitions was $58.8 million. Both acquisitions were accounted for under the purchase method of accounting. The excess of the purchase price over the estimated fair value of net assets acquired was allocated to goodwill and assigned to the Company's construction segment. The results of the two acquired companies were included in the Company's consolidated financial statements as of their respective acquisition dates.

During 2003 and 2002, the Company repurchased 2.0 million and 4.0 million shares of its common stock at aggregate prices of $108.3 million and $190.8 million, respectively, under stock repurchase programs authorized by its board of directors. On July 10, 2003, the Company's board of directors approved an increase in the Company's previously authorized stock repurchase program to permit future repurchases of up to 2.0 million shares of the Company's common stock. No shares were repurchased under this authorization as of November 30, 2003.

External sources of financing for the Company's construction activities include its domestic unsecured credit facility, other domestic and foreign bank lines, third-party secured financings, and the public debt and equity markets. Substantial unused lines of credit remain available for the Company's future use, if required, principally through its domestic unsecured revolving credit facility. On October 24, 2003, the Company entered into a four-year, $1.00 billion unsecured revolving credit facility (the "$1 Billion Credit Facility") with a consortium of banks, which replaced its previously existing $644.0 million revolving credit facility scheduled to expire in 2004 and its $183.0 million five-year term loan, scheduled to expire in 2005. Interest on the $1 Billion Credit Facility is payable monthly at the London Interbank Offered Rate plus an applicable spread on amounts borrowed. At November 30, 2003, the Company had $803.2 million available for its future use under the $1 Billion Credit Facility, net of $89.7 million of outstanding letters of credit. In addition, the Company's French subsidiaries had lines of credit with various banks which totaled $181.8 million at November 30, 2003 and have various committed expiration dates through May 2006. Under these unsecured financing agreements, $160.2 million was available to the Company's French subsidiaries at November 30, 2003.

Depending upon available terms and its negotiating leverage related to specific market conditions, the Company also finances certain land acquisitions with purchase-money financing from land sellers and other third parties. At November 30, 2003, the Company had outstanding seller-financed notes payable of $24.6 million secured primarily by the underlying property which had a carrying value of $84.8 million.

The Company's primary contractual financing obligations at November 30, 2003 were comprised of senior and senior subordinated notes, mortgages, land contracts and other loans with principal payments due as follows: 2004: $197.4 million; 2005: $1.4 million; 2006: $.2 million; 2007: $.2 million; 2008: $.2 million; and thereafter: $925.8 million.

In addition, the Company leases certain property and equipment under noncancelable operating leases. Office and equipment leases are typically for terms of three to five years and generally provide renewal options for terms up to an additional five years. The future minimum rental payments under the Company's operating leases, which primarily consist of office leases, having initial or remaining noncancelable lease terms in excess of one year are as follows: 2004: $18.9 million; 2005: $12.8 million; 2006: $9.5 million; 2007: $8.2 million; 2008: $5.3 million; and thereafter: $15.9 million.

The Company's current universal shelf registration statement filed on October 15, 2001 with the SEC (as subsequently amended, the "2001 Shelf Registration") was declared effective on January 28, 2002. The remaining capacity under the 1997 Shelf Registration was rolled into the 2001 Shelf Registration, thereby providing the Company with a total issuance capacity of $750.0 million under the 2001 Shelf Registration. The 2001 Shelf Registration provides that securities may be offered from time to time in one or more series and in the form of senior, senior subordinated or subordinated debt, preferred stock, common stock, stock purchase contracts, stock purchase units and/or warrants to purchase such securities. The Company issued the $300.0 Million Senior Subordinated Notes in the first quarter of 2003, pursuant to its 2001 Shelf Registration. The $300.0 Million Senior Subordinated Notes are redeemable at the option of the Company at 103.875% of their principal amount beginning February 1, 2007 and thereafter at prices declining annually to 100% on and after February 1, 2009. In addition, before February 1, 2006, the Company may redeem up to 35% of the aggregate principal amount of the $300.0 Million Senior Subordinated Notes with the net proceeds of one or more public or private equity offerings at a redemption price of 107.75% of their principal amount, together with accrued and unpaid interest. As of November 30, 2003, the Company had $450.0 million of remaining capacity available under the 2001 Shelf Registration.

On January 28, 2004, the Company issued $250.0 million of $5\frac{3}{4}$% senior notes (the "$250.0 Million Senior Notes") at 99.474% of the principal amount of the notes in a private placement. The notes, which are due February 1, 2014, with interest payable semi-annually, represent senior unsecured obligations of the Company and rank equally in right of payment with all of the Company's existing and future senior unsecured indebtedness. The $250.0 Million Senior Notes may be redeemed, in whole at any time or from time to time in part, at a price equal to 100% of their principal amount, plus a premium, plus accrued and unpaid interest to the applicable redemption date. The $250.0 Million Senior Notes are unconditionally guaranteed jointly and severally by certain of the Company's domestic operating subsidiaries on a senior unsecured basis. The Company used all of the net proceeds from the issuance of the $250.0 Million Senior Notes to repay borrowings outstanding under the $1 Billion Credit Facility. The Company has agreed to file a registration statement with the SEC relating to an offer to exchange the $250.0 Million Senior Notes for registered notes issued by the Company on substantially identical terms, except that they will be fully transferable.

The Company uses its capital resources primarily for land purchases, land development and housing construction. The Company typically manages its investments in land by purchasing property under options and other types of conditional contracts whenever possible, and similarly controls its investment in housing inventories by strongly emphasizing the pre-sale of homes over speculative construction and carefully managing the timing of the production process. The Company's backlog ratio (beginning backlog as a percentage of unit deliveries in the quarter) was 186.7% for the fourth quarter of 2003, increasing from 171.0% for the fourth quarter of 2002. The Company's inventories have become significantly more geographically diverse in the last decade, primarily as a result of the Company's extensive domestic expansion outside of the West Coast region. As of November 30, 2003, 17.3% of the lots owned or controlled by the Company were located in the West Coast region, 20.6% were in the Southwest region, 32.9% were in the Central region, 21.2% were in the Southeast region and 8.0% were in France. The Company continues to concentrate its housing operations in desirable areas within targeted growth markets, oriented toward entry-level, move-up and active adult purchasers.

The principal sources of liquidity for the Company's mortgage banking operations are internally generated funds from the sales of mortgages and related servicing rights. Mortgages originated by the mortgage banking operations are generally sold in the secondary market within 45 days of their funding date. The Company's mortgage banking subsidiary obtains external sources of financing for these operations, including a $180.0 million revolving mortgage warehouse agreement (the "$180.0 Million Mortgage Warehouse Facility") and a $400.0 million master loan and security agreement (the "$400.0 Million Master Loan and Security Agreement"). On July 1, 2003, the Company's mortgage banking subsidiary entered into the $180.0 Million Mortgage Warehouse Facility with a bank syndicate. The agreement, which expires on June 30, 2005, provides for an annual fee based on the committed balance and provides for interest to be paid monthly at the London Interbank Offered Rate plus an applicable spread on amounts borrowed. The $180.0 Million Mortgage Warehouse Facility replaced the mortgage banking subsidiary's $200.0 million master loan and security agreement, which expired on June 30, 2003. The Company's mortgage banking subsidiary's $400.0 Million Master Loan and Security Agreement was renewed on October 6, 2003. The renewed agreement, which expires on October 6, 2004, provides for interest to be paid monthly at the London Interbank Offered Rate plus an applicable spread on amounts borrowed.

The amounts outstanding under the $180.0 Million Mortgage Warehouse Facility and the $400.0 Million Master Loan and Security Agreement are secured by separate borrowing bases, which include certain mortgage loans held under commitments of sale and are repayable from sales proceeds. There are no compensating balance requirements under either facility. Each facility includes financial covenants and restrictions which, among other things, require the maintenance of certain financial statement ratios, a minimum tangible net worth and a minimum net income. At November 30, 2003 the Company's mortgage banking subsidiary had $133.1 million available under its $180.0 Million Mortgage Warehouse Facility and $314.7 million available under its $400.0 Million Master Loan and Security Agreement. The Company believes its sources of financing are adequate to fund its mortgage banking operations.

In addition to the $180.0 Million Mortgage Warehouse Facility and the $400.0 Million Master Loan and Security Agreement, the Company's mortgage banking subsidiary entered into a $300.0 million purchase and sale agreement with a bank on November 19, 2003. This agreement allows the Company's mortgage banking subsidiary to accelerate the sale of its mortgage loan inventory resulting in a more effective use of the warehouse facilities. This agreement is not a committed facility and may be terminated at the discretion of the counterparties.

Debt service on the Company's collateralized mortgage obligations is funded by receipts from mortgage-backed securities. Such funds are expected to be adequate to meet future debt-payment schedules for the collateralized mortgage obligations and therefore these securities have virtually no impact on the capital resources and liquidity of the mortgage banking operations.

The Company continues to benefit in all of its operations from the strength of its capital position, which has allowed it to maintain overall profitability during troubled economic times, finance domestic and international expansion, re-engineer product lines and diversify into new markets through both de novo entry and acquisition. Secure access to capital at competitive rates, among other reasons, should enable the Company to continue to grow and expand. As a result of its geographic diversification, the disciplines of its operational business model and its strong capital position, the Company believes it has adequate resources and sufficient credit facilities to satisfy its current and reasonably anticipated future requirements for funds needed to acquire capital assets and land, construct homes, fund its mortgage banking operations, and meet other needs of its business, both on a short and long-term basis.

CRITICAL ACCOUNTING POLICIES

Construction revenue recognition As discussed in Note 1 to the Company's consolidated financial statements, housing and other real estate sales are recognized when title passes to the buyer and all of the following conditions are met: a sale is consummated, a significant down payment is received, the earnings process is complete and the collection of any remaining receivables is reasonably assured. In France, revenues from development and construction of single-family detached homes, condominiums and commercial buildings, under long-term contracts with individual investors who own the land, are recognized using the percentage of completion method, which is generally based on costs incurred as a percentage of estimated total costs of individual projects. The percentage of completion method is applied since the Company meets applicable requirements under Statement of Financial Accounting Standards No. 66, "Accounting for Sales of Real Estate." Actual revenues and costs to complete in the future, related to long-term contracts, could differ from the Company's current estimates. If estimates of revenues and costs to complete in the future differ from actual amounts, the Company's revenues, related cumulative profits and costs of sales may be revised in the period that estimates change.

Inventories and cost of sales As discussed in Note 1 to the Company's consolidated financial statements, land to be developed and projects under development are stated at cost, unless they are determined to be impaired, in which case these inventories are measured at fair value. Fair value is determined by management estimate and incorporates anticipated future revenues and costs. Due to uncertainties in the estimation process, it is possible that actual results could differ from those estimates. The Company's inventories typically do not consist of completed projects.

The Company relies on certain estimates to determine construction and land costs and resulting gross margins associated with revenues recognized. The Company's construction and land costs are comprised of direct and allocated costs, including estimated future costs for warranties and amenities. Land, land improvements and other common costs are allocated on a relative fair value basis to units within a parcel or subdivision. Land and land development costs generally include related interest and property taxes incurred until development is substantially completed or deliveries have begun within a subdivision.

In determining a portion of the construction and land costs for each period, the Company relies on project budgets that are based on a variety of assumptions, including assumptions about construction schedules and future costs to be incurred. It is possible that actual results could differ from budgeted amounts for various reasons, including construction delays, increases in costs that have not yet been committed, changes in governmental requirements, unforeseen environmental hazard discoveries or other unanticipated issues encountered during construction that fall outside the scope of contracts obtained. While the actual results for a particular construction project are accurately reported over time, variances between the budgeted and actual costs of a project could result in the understatement or overstatement of construction and land costs and construction gross margins in a specific reporting period. To reduce the potential for such distortion, the Company has set forth procedures that collectively comprise a "critical accounting policy." These procedures, which have been applied by the Company on a consistent basis, include updating, assessing and revising project budgets on a monthly basis, obtaining commitments from subcontractors and vendors for future costs to be incurred, reviewing the adequacy of warranty accruals and historical warranty claims experience, and utilizing the most recent information available to estimate construction and land costs to be charged to expense. The variances between budgeted and actual amounts identified by the Company have historically not had a material impact on its consolidated results of operations. Management believes that the Company's policies provide for reasonably dependable estimates to be used in the calculation and reporting of construction and land costs.

Warranty costs As discussed in Note 9 to the Company's consolidated financial statements, the Company provides a limited warranty on all of its homes. The specific terms and conditions of warranties vary depending upon the market in which the Company does business. For homes sold in the United States, the Company generally provides a structural warranty of 10 years, a warranty on electrical, heating, cooling and plumbing and other building systems each varying from two to five years based on geographic market and state law, and a warranty of one year for other components of the home such as appliances. The Company estimates the costs that may be incurred under each limited warranty and records a liability in the amount of such costs at the time the revenue associated with the sale of each home is recognized. Factors that affect the Company's warranty liability include the number of homes, historical and anticipated rates of warranty claims, and cost per claim. The Company periodically assesses the adequacy of its recorded warranty liabilities and adjusts the amounts as necessary. While management believes the warranty accrual reflected in the consolidated balance sheet to be adequate, actual warranty costs in the future could differ from the Company's current estimates.

Business combinations The Company accounts for acquisitions of other companies under the purchase method of accounting in accordance with Statement of Financial Accounting Standards No. 141, "Business Combinations." Under the purchase method of accounting, the assets acquired and liabilities assumed are recorded at their estimated fair values. The excess of the purchase price over the estimated fair value of net assets acquired, if any, is recorded as goodwill. The estimation of fair values of assets and liabilities, and the allocation of purchase price requires judgment by management, especially with respect to valuations of real estate inventories, which at the time of acquisition are in various stages of development. Actual revenues, costs and time to complete a community could vary from estimates impacting the allocation of purchase price between tangible and intangible assets. A variation in allocation of purchase price between asset groups, including inventories and goodwill, could have an impact on the timing and ultimate recognition of current and future results of operations. The Company's reported income includes the results of operations of acquired companies from the dates of their acquisition.

Goodwill As disclosed in the consolidated financial statements, the Company had goodwill in the amount of $229.0 million at November 30, 2003 and $194.6 million at November 30, 2002. In accordance with Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets," the Company performed impairment tests of goodwill as of November 30, 2003 and 2002, and identified no impairment. However, the process of evaluating goodwill for impairment involves the determination of the fair value of the Company's reporting units. Inherent in such fair value determinations are certain judgments and estimates, including the interpretation of current economic indicators and market valuations, and assumptions about the Company's strategic plans with regard to its operations. To the extent additional information arises, market conditions change or the Company's strategies change, it is possible that the Company's conclusion regarding goodwill impairment could change and result in a material effect on its financial position or results of operations.

RECENT ACCOUNTING PRONOUNCEMENTS

In December 2001, the Accounting Standards Executive Committee issued SOP 01-6, which is effective for annual and interim financial statements issued for fiscal years beginning after December 15, 2001. Under SOP 01-6, mortgage companies are explicitly subject to new accounting and reporting provisions and disclosure requirements, including disclosures about regulatory capital and net worth requirements. SOP 01-6 requires the carrying amounts of loans and servicing rights to be allocated using relative fair values in a manner consistent with Statement of Financial Accounting Standards No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." Such allocation was not previously required. SOP 01-6 also requires that income from the sale of loan servicing rights be recognized when the related loan is sold, rather than upon the loan closing as was permitted under previous accounting guidance. This has the effect of deferring the mortgage banking operations' recognition of servicing rights income for loans that it originates until the following month when loan settlement typically occurs. The adoption of SOP 01-6 did not have a material impact on the Company's results for 2003.

In April 2002, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections," which, among other things, addresses the income statement classification of gains and losses from the extinguishment of debt. The provisions of SFAS No. 145 related to the rescission of Statement of Financial Accounting Standards No. 4, "Reporting Gains and Losses from Extinguishment of Debt," are effective for fiscal years beginning after May 15, 2002. The Company recognized a charge of $4.3 million ($2.9 million, net of tax) in the first quarter of 2003 related to the extinguishment of its 9⅞% senior subordinated notes, which were due in 2006. Due to the Company's adoption of SFAS No. 145, this early extinguishment charge, which previously would have been accounted for as an extraordinary item, was reflected as interest expense in results from continuing operations in 2003.

In November 2002, the FASB issued FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FASB Interpretation No. 45"), which addresses the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under guarantees. FASB Interpretation No. 45 also clarifies the requirements related to the recognition of a liability by a guarantor at the inception of a guarantee for the obligations the guarantor has undertaken in issuing that guarantee. The disclosure requirements of FASB Interpretation No. 45 are effective for financial statements of interim or annual periods ending after December 15, 2002 and initial recognition and initial measurement provisions are applicable to guarantees issued or modified after December 31, 2002. The adoption of the initial recognition and initial measurement provisions of FASB Interpretation No. 45 did not have a material impact on the Company's financial position or results of operations. The disclosures required by FASB Interpretation No. 45 have been provided in the notes to consolidated financial statements.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure" ("SFAS No. 148"), which amends SFAS No. 123, "Accounting for Stock-Based Compensation." SFAS No. 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. It also requires prominent disclosure in both the annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The Company has not elected to change to the fair value based method of accounting for stock-based compensation. The disclosures required by SFAS No. 148 have been provided in the notes to consolidated financial statements.

In January 2003, the FASB issued FASB Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FASB Interpretation No. 46"). FASB Interpretation No. 46 is intended to clarify the application of Accounting Research Bulletin No. 51, "Consolidated Financial Statements," to certain entities (referred to as "variable interest entities" or "VIEs") in which equity investors do not have the characteristics of a controlling interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. Pursuant to FASB Interpretation No. 46, an enterprise that absorbs a majority of the VIE's expected losses, receives a majority of the VIE's expected residual returns, or both, is determined to be the primary beneficiary of the VIE and must consolidate the entity. FASB Interpretation No. 46 applied immediately to VIEs created after January 31, 2003. For VIEs created on or before January 31, 2003, FASB Interpretation No. 46 is effective no later than the first interim or annual period ending after March 15, 2004 (the Company's quarter ending May 31, 2004). Certain of the disclosure requirements of FASB Interpretation No. 46 apply in all financial statements filed after January 31, 2003.

In the ordinary course of its business, the Company enters into land option contracts in order to procure land for the construction of homes. Under such land option contracts, the Company will fund a specified option deposit or earnest money deposit in consideration for the right to purchase land in the future, usually at a predetermined price. Under the requirements of FASB Interpretation No. 46, certain of the Company's land option contracts may create a variable interest for the Company, with the land seller being identified as a VIE.

In compliance with FASB Interpretation No. 46, the Company analyzed its land option contracts and other contractual arrangements entered into after January 31, 2003 and has consolidated the fair value of certain VIEs from which the Company is purchasing land under option contracts. The consolidation of these VIEs, where the Company was determined to be the primary beneficiary, added $27.4 million to inventory and other liabilities in the Company's consolidated balance sheet at November 30, 2003. The Company's cash deposits related to these land option contracts totaled $6.1 million at November 30, 2003. Creditors, if any, of these VIEs have no recourse against the Company. As of November 30, 2003, excluding consolidated VIEs, the Company had cash deposits and/or letters of credit totaling $97.3 million which were associated with land option contracts having an aggregate purchase price of $1.54 billion. The Company is in the process of reviewing contracts entered into on or before January 31, 2003 in order to assess the extent of its interests. Depending upon the specific terms or conditions of such entities, the Company may be required to consolidate other VIEs in subsequent periods.

In April 2003, the FASB issued Statement of Financial Accounting Standards No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities" ("SFAS No. 149"). SFAS No. 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities that fall within the scope of SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003. The adoption of SFAS No. 149 did not have a material effect on the Company's financial position or results of operations.

In May 2003, the FASB issued Statement of Financial Accounting Standards No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity" ("SFAS No. 150"), which establishes standards regarding the classification and measurement of certain financial instruments with characteristics of both liabilities and equity. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003 and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of SFAS No. 150 did not have a material impact on the Company's financial statements.

OUTLOOK

The value of the Company's residential backlog at November 30, 2003 reached $3.07 billion, increasing 30.7% from the backlog value of $2.35 billion at November 30, 2002. Backlog units at November 30, 2003 increased 22.1% to 14,675 from 12,023 units at November 30, 2002. Company-wide net orders of 6,629 units for the quarter ended November 30, 2003 increased 13.7% from the 5,831 net orders reported in the corresponding quarter of 2002.

The Company's domestic residential backlog at November 30, 2003 rose 29.4% to $2.55 billion, from $1.97 billion at year-end 2002. The growth in domestic backlog value at year-end 2003 reflected increases in all of the Company's geographic regions. On a unit basis, domestic backlog stood at 12,180 units at year-end 2003, up 23.6% from 9,858 units at year-end 2002. The West Coast region backlog value totaled $941.8 million on 2,641 units at November 30, 2003, up from $789.7 million on 2,380 units at November 30, 2002. West Coast region net orders increased 3.7% in the fourth quarter of 2003, to 1,147 units, from 1,106 units in the fourth quarter of 2002. In the Southwest region, backlog value increased to $710.7 million on 3,863 units at November 30, 2003, up from $475.2 million on 2,795 units at November 30, 2002. Fourth quarter net orders in the Southwest region increased 20.1% to 1,882 units in 2003 from 1,567 units in 2002. In the Central region, backlog value rose to $554.3 million on 3,571 units at November 30, 2003 from $539.4 million on 3,659 units at November 30, 2002. Fourth quarter net orders in the Central region decreased 11.7% to 1,470 units in 2003 from 1,665 units in the year-earlier period. In the Company's Southeast region, the backlog value totaled $347.0 million on 2,105 units at November 30, 2003 compared to $168.6 million on 1,024 units at November 30, 2002. The region's net orders rose 215.7% to 944 units in 2003 from 299 for the same period a year ago, reflecting the Company's continued expansion in Florida and its entry into Georgia and North Carolina through the acquisition of Colony.

In France, residential backlog at November 30, 2003 totaled $514.0 million on 2,495 units, up 37.5% and 15.2%, respectively, from $373.8 million on 2,165 units at year-end 2002. French net orders remained essentially flat at 1,186 units in the fourth quarter of 2003 compared to 1,194 units in the year-earlier period. The value of the backlog associated with French commercial development activities totaled approximately $19.7 million at November 30, 2003 compared to $54.2 million at year-end 2002.

Substantially all homes included in the year-end 2003 backlog are expected to be delivered during 2004. However, cancellation rates could increase, particularly if market conditions deteriorate, or mortgage interest rates increase, thereby decreasing backlog and related future revenues.

The Company ended its 2003 fiscal year with a solid backlog and an expanded platform to facilitate future growth. During 2003, the Company expanded its geographic reach through both acquisitions and de novo growth and now has significant positions in dynamic markets across the country. The Company remains committed to increasing its overall unit deliveries in future years through the well-developed, long-term growth strategies it has in place. A key component of the Company's overall growth strategy is to balance the expansion of existing operations to achieve optimal market volume levels while entering into new geographic markets through de novo entry or acquisitions. Whether the Company achieves its growth objectives will be determined by its ability to increase the average number of active communities it operates in new and existing markets, with this expansion enhanced or tempered by changes in the United States and French political and economic environments.

Since 2001, the Company has steadily diversified its operations through expansion into new geographic markets. In addition to entering Florida in 2001 with the acquisition of Trademark and improving its position in Florida in 2002 with the acquisition of American Heritage, the Company entered into three new high growth markets, Atlanta, Charlotte and Raleigh, through the acquisition of Colony in the second quarter of 2003. The Company believes this recent expansion provides a strong platform for future growth throughout the region and is optimistic about its future prospects. The Company is continuing to expand its presence in Florida and recently announced its de novo entry into the Fort Myers and "Treasure Coast" markets. The Treasure Coast is an area that spans from Port St. Lucie through Melbourne.

In the fourth quarter of 2003, the Company extended its reach beyond the Sunbelt with the acquisition of Chicago, Illinois-based Zale. This acquisition strategically positioned the Company in one of the largest markets in the United States as well as in the Midwest, where the potential for growth is strong. The Company hopes to leverage this entry into an expanded position in other Midwest markets in the future.

On January 6, 2004, the Company acquired South Carolina-based Palmetto Traditional Homes ("Palmetto"), a privately-held builder of single-family homes, for $45.3 million, including the assumption of debt. Palmetto generated revenues of approximately $90.0 million and delivered 570 homes in Charleston and Columbia, South Carolina in 2003. The Palmetto acquisition marks the Company's entry into South Carolina. The results of Palmetto will be included in the Company's Southeast region operations.

In addition to achieving geographic diversification, the Company has focused on diversifying its product offerings. The Company is developing a broader array of attached products to address rising land costs and infill opportunities where there is a shortage of housing supply. In addition, the Company is expanding its product breadth and price points to better reach active adults and first-time and second-time move-up buyers.

While the Company expects to continue to explore acquisition opportunities that meet both its business and financial criteria for profitable expansion, it also plans to maintain a balanced approach in the use of cash with a focus on becoming an investment grade company. The Company believes its current strong financial position and credit ratios, which are within investment grade levels, support its goal of achieving investment grade status.

The Company currently expects to achieve strong financial results in fiscal 2004. However, this expectation could be materially affected by various risk factors, such as the impact of future domestic and international terrorist activities; the United States military commitment in the Middle East; accelerating recessionary trends and other adverse changes in general economic conditions either nationally, in the United States or France, or in the localized regions in which the Company operates; diminution in domestic jobs or employment levels; increases in home mortgage interest rates; decreases in consumer confidence; the upcoming national election; or a continued downturn in the economy's pace; among other things. With such risk factors as background, the Company currently expects its 2004 unit deliveries to increase by 12% over 2003, mainly due to growth in the average number of active communities planned for 2004 as a result of organic expansion and the Colony, Zale and Palmetto acquisitions as well as other potential acquisitions. The Company anticipates its projected earnings growth for 2004 to result from increased unit delivery volume, a slightly higher housing gross margin and improvement in its selling, general and administrative expense ratio. The Company currently believes that it is well-positioned to meet its financial goals for 2004 due to the performance it achieved in 2003, its excellent cash and borrowing capacity positions, the backlog of homes in place at the beginning of fiscal year 2004 and its commitment to adhere to the disciplines of its operational business model. The Company plans to maintain its balanced approach to cash management to create shareholder value by expanding organically, entering new attractive markets through acquisitions, repurchasing its shares and paying a higher cash dividend.

In 2004, the Company expects the rate at which the prices of homes have been increasing to moderate, particularly in the West Coast and France regions. Nonetheless, the Company believes it will benefit from the expansion within its Southeast region, and lower selling, general and administrative expenses as a percentage of construction revenues. Assuming an improving economy and a flat to moderate rise in interest rates, the Company expects to achieve record diluted earnings per share in 2004.

* * * * * * *

Investors are cautioned that certain statements contained in this document, as well as some statements by the Company in periodic press releases and some oral statements by Company officials to securities analysts and stockholders during presentations about the Company are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 (the "Act"). Statements which are predictive in nature, which depend upon or refer to future events or conditions, or which include words such as "expects," "anticipates," "intends," "plans," "believes," "estimates," "hopes," and similar expressions constitute forward-looking statements. In addition, any statements concerning future financial performance (including future revenues, earnings or growth rates), ongoing business strategies or prospects, and possible future Company actions, which may be provided by management, are also forward-looking statements as defined by the Act. Forward-looking statements are based on current expectations and projections about future events and are subject to risks, uncertainties, and assumptions about the Company, economic and market factors and the homebuilding industry, among other things. These statements are not guarantees of future performance, and the Company has no specific intention to update these statements.

Actual events and results may differ materially from those expressed or forecasted in the forward-looking statements made by the Company or Company officials due to a number of factors. The principal important risk factors that could cause the Company's actual performance and future events and actions to differ materially from such forward-looking statements include, but are not limited to, changes in general economic conditions, material prices, labor costs, interest rates, the continued impact of terrorist activities and United States response, accelerating recessionary trends and other adverse changes in general economic conditions, the secondary market for loans, consumer confidence, competition, currency exchange rates (insofar as they affect the Company's operations in France), environmental factors, government regulations affecting the Company's operations, the availability and cost of land in desirable areas, unanticipated violations of Company policy, unanticipated legal proceedings, and conditions in the capital, credit and homebuilding markets.

Consolidated Statements of Income

YEARS ENDED NOVEMBER 30, in thousands, except per share amounts	2003	2002	2001
TOTAL REVENUES	$ 5,850,554	$ 5,030,816	$ 4,574,184
Construction:			
Revenues	$ 5,775,429	$ 4,938,894	$ 4,501,715
Construction and land costs	(4,479,019)	(3,890,243)	(3,612,936)
Selling, general and administrative expenses	(733,511)	(595,734)	(536,463)
Operating income	562,899	452,917	352,316
Interest income	3,000	4,173	3,559
Interest expense, net of amounts capitalized	(23,780)	(32,730)	(41,072)
Minority interests	(26,889)	(16,994)	(27,932)
Equity in pretax income of unconsolidated joint ventures	2,457	4,378	3,875
Construction pretax income	517,687	411,744	290,746
Mortgage banking:			
Revenues:			
Interest income	14,232	22,578	21,935
Other	60,893	69,344	50,534
	75,125	91,922	72,469
Expenses:			
Interest	(6,445)	(11,467)	(18,436)
General and administrative	(32,903)	(22,949)	(20,262)
Mortgage banking pretax income	35,777	57,506	33,771
Total pretax income	553,464	469,250	324,517
Income taxes	(182,700)	(154,900)	(110,300)
NET INCOME	$ 370,764	$ 314,350	$ 214,217
BASIC EARNINGS PER SHARE	$ 9.41	$ 7.57	$ 5.72
DILUTED EARNINGS PER SHARE	$ 8.80	$ 7.15	$ 5.50

See accompanying notes.

Consolidated Balance Sheets

NOVEMBER 30, in thousands, except shares	2003	2002
ASSETS		
Construction:		
Cash and cash equivalents	$ 116,555	$ 309,434
Trade and other receivables	430,266	403,957
Inventories	2,883,482	2,173,497
Investments in unconsolidated joint ventures	32,797	21,023
Deferred income taxes	165,896	178,022
Goodwill	228,999	194,614
Other assets	124,751	110,887
	3,982,746	3,391,434
Mortgage banking:		
Cash and cash equivalents	21,564	20,551
Receivables:		
First mortgages and mortgage-backed securities	7,707	21,020
First mortgages held under commitments of sale and other receivables	211,825	578,549
Other assets	12,017	13,986
	253,113	634,106
TOTAL ASSETS	$4,235,859	$4,025,540
LIABILITIES AND STOCKHOLDERS' EQUITY		
Construction:		
Accounts payable	$ 554,387	$ 487,237
Accrued expenses and other liabilities	574,527	466,876
Mortgages and notes payable	1,253,932	1,167,053
	2,382,846	2,121,166
Mortgage banking:		
Accounts payable and accrued expenses	31,858	34,104
Notes payable	132,225	507,574
Collateralized mortgage obligations secured by mortgage-backed securities	6,848	14,079
	170,931	555,757
Minority interests:		
Consolidated subsidiaries and joint ventures	89,231	74,266
Stockholders' equity:		
Preferred stock – $1.00 par value; authorized, 10,000,000 shares: none outstanding		
Common stock – $1.00 par value; authorized, 100,000,000 shares; 54,076,960 and 53,422,339 shares outstanding at November 30, 2003 and 2002, respectively	54,077	53,422
Paid-in capital	538,241	508,448
Retained earnings	1,462,342	1,103,387
Accumulated other comprehensive income	38,488	8,895
Deferred compensation	(7,512)	(8,978)
Grantor stock ownership trust, at cost: 7,606,995 shares and 7,900,140 shares at November 30, 2003 and 2002, respectively	(165,332)	(171,702)
Treasury stock, at cost: 7,448,100 and 5,448,100 shares at November 30, 2003 and 2002, respectively	(327,453)	(219,121)
TOTAL STOCKHOLDERS' EQUITY	1,592,851	1,274,351
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$4,235,859	$4,025,540

See accompanying notes.

Consolidated Statements of Stockholders' Equity

	Number of Shares										
YEARS ENDED NOVEMBER 30, in thousands	Common Stock	Grantor Stock Ownership Trust	Treasury Stock	Common Stock	Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Deferred Compensation	Grantor Stock Ownership Trust	Treasury Stock	Total Stockholders' Equity
Balance at November 30, 2000	44,397	(8,782)	(1,448)	$44,397	$240,761	$ 598,374	$ (9,564)		$(190,872)	$ (28,337)	$ 654,759
Comprehensive income:											
Net income						214,217					214,217
Foreign currency translation adjustments							2,594				2,594
Net unrealized gain on hedges							3,886				3,886
Total comprehensive income											220,697
Dividends on common stock						(11,183)					(11,183)
Exercise of employee stock options	1,451			1,451	27,365						28,816
Feline Prides conversion	5,977			5,977	183,773						189,750
Employee deferred stock compensation								$(10,444)			(10,444)
Grantor stock ownership trust		639			6,190				13,896		20,086
Balance at November 30, 2001	51,825	(8,143)	(1,448)	51,825	458,089	801,408	(3,084)	(10,444)	(176,976)	(28,337)	1,092,481
Comprehensive income:											
Net income						314,350					314,350
Foreign currency translation adjustments							14,535				14,535
Net unrealized loss on hedges							(2,556)				(2,556)
Total comprehensive income											326,329
Dividends on common stock						(12,371)					(12,371)
Exercise of employee stock options	1,597			1,597	45,883						47,480
Employee deferred stock compensation								1,466			1,466
Grantor stock ownership trust		243			4,476				5,274		9,750
Treasury stock			(4,000)							(190,784)	(190,784)
Balance at November 30, 2002	53,422	(7,900)	(5,448)	53,422	508,448	1,103,387	8,895	(8,978)	(171,702)	(219,121)	1,274,351
Comprehensive income:											
Net income						370,764					370,764
Foreign currency translation adjustments							30,923				30,923
Net unrealized loss on hedges							(1,330)				(1,330)
Total comprehensive income											400,357
Dividends on common stock						(11,809)					(11,809)
Exercise of employee stock options	655			655	22,661						23,316
Employee deferred stock compensation								1,466			1,466
Grantor stock ownership trust		293			7,132				6,370		13,502
Treasury stock			(2,000)							(108,332)	(108,332)
Balance at November 30, 2003	54,077	(7,607)	(7,448)	$54,077	$538,241	$1,462,342	$38,488	$ (7,512)	$(165,332)	$(327,453)	$1,592,851

See accompanying notes.

Consolidated Statements of Cash Flows

YEARS ENDED NOVEMBER 30, in thousands	2003	2002	2001
Cash flows from operating activities:			
Net income	$ 370,764	$ 314,350	$ 214,217
Adjustments to reconcile net income to net cash provided by operating activities:			
Equity in pretax income of unconsolidated joint ventures	(2,457)	(4,378)	(3,875)
Minority interests	26,889	16,994	27,932
Amortization of discounts and issuance costs	1,769	2,155	1,284
Depreciation and amortization	21,509	17,173	43,858
Provision for deferred income taxes	12,126	(59,438)	(44,742)
Change in assets and liabilities, net of effects from acquisitions:			
Receivables	340,424	113,956	(372,852)
Inventories	(464,494)	(186,588)	(137,103)
Accounts payable, accrued expenses and other liabilities	121,966	149,513	295,856
Other, net	33,662	(6,747)	21,345
Net cash provided by operating activities	462,158	356,990	45,920
Cash flows from investing activities:			
Acquisitions, net of cash acquired	(105,622)	(27,548)	(53,724)
Investments in unconsolidated joint ventures	(9,317)	(4,010)	5,438
Net sales of mortgages held for long-term investment	5,470	1,220	4,270
Payments received on first mortgages and mortgage-backed securities	7,843	8,672	7,955
Purchases of property and equipment, net	(13,052)	(31,145)	(12,189)
Net cash used by investing activities	(114,678)	(52,811)	(48,250)
Cash flows from financing activities:			
Net proceeds from (payments on) credit agreements and other short-term borrowings	(516,277)	(239,076)	31,336
Proceeds from issuance of senior subordinated notes	295,332	198,412	247,500
Proceeds from issuance of French senior notes		144,302	
Redemption of senior subordinated notes	(129,016)	(175,000)	
Payments on collateralized mortgage obligations	(7,231)	(8,358)	(7,569)
Payments on mortgages, land contracts and other loans	(86,848)	(23,490)	(26,277)
Issuance of common stock under employee stock plans	36,818	57,230	37,909
Payments to minority interests	(11,983)	(6,392)	(21,134)
Payments of cash dividends	(11,809)	(12,371)	(11,183)
Repurchases of common stock	(108,332)	(190,784)	
Net cash provided (used) by financing activities	(539,346)	(255,527)	250,582
Net increase (decrease) in cash and cash equivalents	(191,866)	48,652	248,252
Cash and cash equivalents at beginning of year	329,985	281,333	33,081
Cash and cash equivalents at end of year	$ 138,119	$ 329,985	$ 281,333
Supplemental disclosures of cash flow information:			
Interest paid, net of amounts capitalized	$ 23,534	$ 36,555	$ 54,128
Income taxes paid	108,335	121,283	61,033
Supplemental disclosures of noncash activities:			
Cost of inventories acquired through seller financing	$ 43,717	$ 32,637	$ 54,550
Inventory of consolidated variable interest entities	27,390		
Conversion of Feline Prides			189,750

See accompanying notes.

Notes to Consolidated Financial Statements

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Operations KB Home (the "Company") is a builder of single-family homes with operations in the United States and France. Domestically, the Company operates in Arizona, California, Colorado, Florida, Georgia, Illinois, Nevada, New Mexico, North Carolina and Texas. In France, the Company operates through a 57% majority-owned subsidiary which also develops commercial and high-density residential projects, such as condominium complexes. Through its mortgage banking subsidiary, KB Home Mortgage Company, the Company provides mortgage banking services to a majority of its domestic homebuyers.

Basis of presentation The consolidated financial statements include the accounts of the Company and all significant subsidiaries and joint ventures in which a controlling interest is held. All intercompany transactions have been eliminated. Investments in unconsolidated joint ventures in which the Company has less than a controlling interest are accounted for using the equity method.

Use of estimates The financial statements have been prepared in conformity with generally accepted accounting principles and, as such, include amounts based on informed estimates and judgments of management. Actual results could differ from these estimates.

Cash and cash equivalents The Company considers all highly liquid debt instruments and other short-term investments, purchased with a maturity of three months or less, to be cash equivalents. As of November 30, 2003 and 2002, the Company's cash equivalents totaled $40.6 million and $264.4 million, respectively.

Foreign currency translation Results of operations for French entities are translated to United States dollars using the average exchange rates during the period. Assets and liabilities are translated using the exchange rates in effect at the balance sheet date. Resulting translation adjustments are recorded in stockholders' equity as foreign currency translation adjustments.

Construction operations Housing and other real estate sales are recognized when title passes to the buyer and all of the following conditions are met: a sale is consummated, a significant down payment is received, the earnings process is complete and the collection of any remaining receivables is reasonably assured. In France, revenues from development and construction of single-family detached homes, condominiums and commercial buildings, under long-term contracts with individual investors who own the land, are recognized using the percentage of completion method, which is generally based on costs incurred as a percentage of estimated total costs of individual projects. Revenues recognized in excess of amounts collected are classified as receivables. Amounts received from buyers in excess of revenues recognized, if any, are classified as other liabilities.

Construction and land costs are comprised of direct and allocated costs, including estimated future costs for warranties and amenities. Land, land improvements and other common costs are allocated on a relative fair value basis to units within a parcel or subdivision. Land and land development costs generally include related interest and property taxes incurred until development is substantially completed or deliveries have begun within a subdivision.

Land to be developed and projects under development are stated at cost unless the carrying amount of the parcel or subdivision is determined not to be recoverable, in which case the impaired inventories are written down to fair value. Write-downs of impaired inventories are recorded as adjustments to the cost basis of the inventory. The Company's inventories typically do not consist of completed projects.

Mortgage banking operations The Company's mortgage banking subsidiary generates revenues primarily from the following sources: sales of mortgage loans; sales of mortgage servicing rights; mortgage loan origination fees; mortgage servicing income; and interest income. Revenues from these various sources, except for interest income which is presented separately, are included in other mortgage banking revenues in the consolidated statements of income. Gains or losses on the sales of mortgage loans and related servicing rights are recognized when the loans are sold and delivered to third-party investors. Mortgage loan origination fees are earned when the loans associated with the homes financed are closed and funded. Earned origination fees, net of direct origination costs, are deferred and recognized as revenues, along with the associated gains or losses on the sales of the mortgage loans and related servicing rights, when the mortgage loans are sold to third-party investors. The mortgage banking operations earn mortgage servicing income by servicing mortgage loans on behalf of investors in accordance with individual servicing agreements or on its own behalf during the interim period before mortgage loans are sold. Mortgage loan servicing income, which is generally based on a percentage of the outstanding principal balances of the serviced mortgage loans, is recorded as income as the installment collections on the mortgage loans are received. Interest income is accrued as earned.

First mortgages and mortgage-backed securities consist of securities held for long-term investment and are valued at amortized cost. First mortgages held under commitments of sale are valued at the lower of aggregate cost or market. Market is principally based on public market quotations or outstanding commitments obtained from investors to purchase first mortgages receivable.

Principal and interest payments received on mortgage-backed securities are invested in short-term securities maturing on the next debt service date of the collateralized mortgage obligations for which the securities are held as collateral. Such payments are restricted to the payment of the debt service on the collateralized mortgage obligations.

Accounting for derivative instruments and hedging activities Effective December 1, 2000, the Company adopted Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS No. 133"), as amended, which addresses the accounting for and disclosure of derivative instruments, including derivative instruments embedded in other contracts, and hedging activities. SFAS No. 133 requires the Company to recognize all derivatives on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through income. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of derivatives are either offset against changes in the fair value of assets, liabilities or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings.

In connection with the adoption of SFAS No. 133, at December 1, 2000, the Company's mortgage banking subsidiary recognized a pretax cumulative effect transition adjustment which reduced other comprehensive income by $2.4 million. This amount represented the cumulative net adjustments at December 1, 2000 of mortgage forward delivery contracts and non-mandatory commitments. Pursuant to the requirements of SFAS No. 133, cumulative losses in other comprehensive income of $2.4 million were recognized in earnings during the year ended November 30, 2001, concurrent with the settlement of the related forecasted loan sales. Cumulative gains related to the derivative instruments in the amount of $3.9 million were recorded in other comprehensive income at November 30, 2001 and were recognized in earnings, generally within three months or less, concurrent with the recognition in earnings of the hedged forecasted loan sales.

To meet the financing needs of its customers, the Company's mortgage banking subsidiary is party to interest rate lock commitments ("IRLCs") which are extended to borrowers who have applied for loan funding and meet certain defined credit and underwriting criteria. In accordance with SFAS No. 133, the Company's mortgage banking subsidiary classifies and accounts for IRLCs as non-designated derivative instruments at fair value with gains and losses recorded to earnings.

In the normal course of business and pursuant to its risk management policy, the Company's mortgage banking subsidiary uses derivative financial instruments to reduce its exposure to fluctuations in interest rates. When interest rates rise, loans held for sale and any applications in process with locked-in interest rates decline in value. To preserve the value of such loans, the mortgage banking operations enter into mortgage forward delivery contracts and non-mandatory commitments to minimize the impact of movements in market interest rates on the mortgage loans held for sale and IRLCs.

Through May 31, 2003, the mortgage forward delivery contracts and non-mandatory commitments were designated as cash flow hedges. Changes in the value of these instruments were recognized in other comprehensive income until such time that earnings were affected by the underlying hedged item. Earnings were affected when the loans were sold, typically within 45 days of funding. The entire amount of the hedge in other comprehensive income at November 30, 2002 was reclassified into earnings within the subsequent 12 months. On May 31, 2003 the Company's mortgage banking subsidiary elected to discontinue its accounting for derivative instruments as cash flow hedges. Accordingly, all derivative instruments as of June 1, 2003 were carried in the consolidated balance sheet at fair value, with changes in the value recorded directly to earnings. As of November 30, 2003, there were no amounts remaining in other comprehensive income related to cash flow derivative instruments. In addition, the mortgage banking operations did not recognize any gain or loss in earnings during the years ended November 30, 2003 and November 30, 2002 resulting from hedge ineffectiveness. The Company's mortgage banking subsidiary continues to evaluate the appropriate accounting treatment of its derivative instruments and intends to remain in a no-hedge position pending the result of recent Securities and Exchange Commission ("SEC") guidance regarding the valuation of IRLCs.

The mortgage forward delivery contracts carried a weighted average interest rate of 5 5/9% and 5 3/5% as of November 30, 2003 and November 30, 2002, respectively. The derivative instruments as of the end of each period included various termination dates extending through February 19, 2004 for the year ended November 30, 2003 and February 20, 2003 for the year ended November 30, 2002.

The following table summarizes the interest rate sensitive instruments of the mortgage banking operations:

	2003		2002	
NOVEMBER 30, in thousands	Notional Amount	Fair Value	Notional Amount	Fair Value
Instruments:				
Loans held for sale	$197,627	$197,605	$549,113	$549,113
Forward delivery contracts	290,915	152	625,226	1,330
IRLCs	60,282	78	147,485	1,238

Fair value estimates are made as of a specific point in time based on estimates using present value or other valuation techniques. These techniques involve uncertainties and are significantly affected by the assumptions used and the judgments made regarding risk characteristics of various financial instruments, discount rates, estimates of future cash flows, and other factors.

The following describes the methods and assumptions the Company's mortgage banking subsidiary uses in estimating fair values of loans held for sale, forward delivery contracts and IRLCs:

Loans held for sale These loans are stated at the lower of cost or market. Market is estimated using the quoted market prices for securities backed by similar types of loans and current investor or dealer commitments to purchase loans.

Forward delivery contracts The fair value of these instruments is estimated using current market prices for dealer or investor commitments relative to the existing positions of the mortgage banking operations.

IRLCs The fair value of these instruments is estimated using the fees and rates currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present creditworthiness of the counterparties. For fixed rate loan commitments, fair value also considers the difference between current market interest rates and the existing committed rates.

Stock-based compensation The Company has elected to account for stock-based compensation using the intrinsic value method as prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB Opinion No. 25") and related interpretations. The Company adopted the disclosure-only provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123"), as amended by Statement of Financial Accounting Standards No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure" ("SFAS No. 148"). As the exercise price of the Company's employee stock options equals the market price of the underlying common stock on the date of grant, no compensation costs related to these awards are reflected in net income. The following table illustrates the effect on net income and earnings per share if the fair value recognition provisions of SFAS No. 123 had been applied to all outstanding and unvested awards in the years ending November 30, 2003, 2002 and 2001.

YEARS ENDED NOVEMBER 30, in thousands, except per share amounts	2003	2002	2001
Net income – as reported	$370,764	$314,350	$214,217
Deduct stock-based compensation expense determined using the fair value method, net of related tax effects	(13,486)	(12,416)	(6,963)
Pro forma net income	$357,278	$301,934	$207,254
Earnings per share:			
Basic – as reported	$ 9.41	$ 7.57	$ 5.72
Basic – pro forma	9.07	7.27	5.53
Diluted – as reported	8.80	7.15	5.50
Diluted – pro forma	8.69	7.00	5.35

Income taxes Income taxes are provided for at rates applicable in the countries in which the income is earned. Provision is made currently for United States federal income taxes on earnings of foreign subsidiaries that are not expected to be reinvested indefinitely.

Other comprehensive income The accumulated balances related to each component of other comprehensive income are as follows:

NOVEMBER 30, in thousands	2003	2002
Cumulative foreign currency translation adjustments	$38,488	$7,565
Net derivative gains	—	1,330
Total	$38,488	$8,895

Earnings per share Basic earnings per share is calculated by dividing net income by the average number of common shares outstanding for the period. Diluted earnings per share is calculated by dividing net income by the average number of shares outstanding including all dilutive potentially issuable shares under various stock option plans and stock purchase contracts. The following table presents a reconciliation of average shares outstanding:

YEARS ENDED NOVEMBER 30, in thousands	2003	2002	2001
Basic average shares outstanding	39,389	41,511	37,465
Net effect of stock options assumed to be exercised	2,734	2,443	1,454
Diluted average shares outstanding	42,123	43,954	38,919

Goodwill The Company has recorded goodwill in connection with various acquisitions completed in recent years. Goodwill represents the excess of the purchase price over the fair value of net assets acquired. In June 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" ("SFAS No. 142"). SFAS No. 142 requires goodwill to be tested for impairment under certain circumstances, and written off when impaired, rather than amortized as previous standards required. The Company adopted SFAS No. 142 on December 1, 2001 and as a result is no longer recording amortization expense related to goodwill. Since adopting SFAS No. 142, the Company tests goodwill for impairment using the two-step process prescribed in the pronouncement. The first step is used to identify potential impairment, while the second step measures the amount of impairment, if any. The impairment tests of goodwill performed by the Company as of November 30, 2003 and 2002 indicated no impairment. Prior to the adoption of SFAS No. 142, the Company amortized goodwill over periods ranging from five to ten years using the straight-line method. Results reported for the year ended November 30, 2001 included after tax goodwill amortization expense of $18.5 million. Elimination of this amortization expense for the year ended November 30, 2001 would have resulted in net income of $232.7 million and an increase of $.49 in basic earnings per share, from the amount reported, to $6.21 and an increase of $.48 in diluted earnings per share, from the amount reported, to $5.98.

The changes in the carrying amount of goodwill for the years ended November 30, 2003 and 2002, by segment, are as follows:

in thousands	Construction	Mortgage Banking	Total
Balance as of November 30, 2001	$190,785	$	$190,785
Foreign currency translation	3,829		3,829
Balance as of November 30, 2002	194,614		194,614
Goodwill acquired	26,366		26,366
Foreign currency translation	8,019		8,019
Balance as of November 30, 2003	$228,999	$	$228,999

Segment information In accordance with Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information," the Company has identified two reportable segments: construction and mortgage banking. The Company's construction segment consists primarily of domestic and international homebuilding operations. The Company's construction operations are engaged in the acquisition and development of land primarily for residential purposes and offer a wide variety of homes that are designed to appeal to first-time and first move-up homebuyers. Domestically, the Company currently sells homes in Arizona, California, Colorado, Florida, Georgia, Illinois, Nevada, New Mexico, North Carolina and Texas. Internationally, the Company operates in France through a majority-owned subsidiary. In addition to constructing homes, the Company's French subsidiary builds commercial projects and high-density residential properties, such as condominium complexes, in France. The Company's mortgage banking operations provide mortgage banking services primarily to the Company's domestic homebuyers. The mortgage banking segment originates, processes and sells mortgages to third-party investors. The Company generally does not retain or service the mortgages that it originates but, rather, sells the mortgages and related servicing rights to investors.

Information for the Company's reportable segments is presented in its consolidated statements of income and consolidated balance sheets included herein. The Company's reporting segments follow the same accounting policies used for the Company's consolidated financial statements as described in the summary of significant accounting policies. Management evaluates a segment's performance based upon a number of factors including pretax results.

Recent accounting pronouncements In December 2001, the Accounting Standards Executive Committee issued Statement of Position 01-6, "Accounting by Certain Entities (including Entities With Trade Receivables) That Lend to or Finance the Activities of Others" ("SOP 01-6"). SOP 01-6 is effective for annual and interim financial statements issued for fiscal years beginning after December 15, 2001. Under SOP 01-6, mortgage companies are explicitly subject to new accounting and reporting provisions and disclosure requirements, including disclosures about regulatory capital and net worth requirements. SOP 01-6 requires the carrying amounts of loans and servicing rights to be allocated using relative fair values in a manner consistent with Statement of Financial Accounting Standards No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." Such allocation was not previously required. SOP 01-6 also requires that income from the sale of loan servicing rights be recognized when the related loan is sold, rather than upon the loan closing as was permitted under previous accounting guidance. This has the effect of deferring the mortgage banking operations' recognition of servicing rights income for loans that it originates until the following month when loan settlement typically occurs. The adoption of SOP 01-6 did not have a material impact on the Company's results for 2003.

In April 2002, the FASB issued Statement of Financial Accounting Standards No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections," which, among other things, addresses the income statement classification of gains and losses from the extinguishment of debt. The provisions of SFAS No. 145 related to the rescission of Statement of Financial Accounting Standards No. 4, "Reporting Gains and Losses from Extinguishment of Debt," are effective for fiscal years beginning after May 15, 2002. The Company recognized a charge of $4.3 million ($2.9 million, net of tax) in the first quarter of 2003 related to the extinguishment of its 9⅞% senior subordinated notes, which were due in 2006. Due to the Company's adoption of SFAS No. 145, this early extinguishment charge, which previously would have been accounted for as an extraordinary item, was reflected as interest expense in results from continuing operations in 2003.

In November 2002, the FASB issued FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FASB Interpretation No. 45"), which addresses the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under guarantees. FASB Interpretation No. 45 also clarifies the requirements related to the recognition of a liability by a guarantor at the inception of a guarantee for the obligations the guarantor has undertaken in issuing that guarantee. The disclosure requirements of FASB Interpretation No. 45 are effective for financial statements of interim or annual periods ending after December 15, 2002 and initial recognition and initial measurement provisions are applicable to guarantees issued or modified after December 31, 2002. The adoption of the initial recognition and initial measurement provisions of FASB Interpretation No. 45 did not have a material effect on the Company's financial position or results of operations. The disclosures required by FASB Interpretation No. 45 have been provided herein.

In December 2002, the FASB issued SFAS No. 148, which amends SFAS No. 123. SFAS No. 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. It also requires prominent disclosure in both the annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The Company has not elected to change to the fair value based method of accounting for stock-based compensation. The disclosures required by SFAS No. 148 have been provided herein.

In January 2003, the FASB issued FASB Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FASB Interpretation No. 46"). FASB Interpretation No. 46 is intended to clarify the application of Accounting Research Bulletin No. 51, "Consolidated Financial Statements," to certain entities (referred to as "variable interest entities" or "VIEs") in which equity investors do not have the characteristics of a controlling interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. Pursuant to FASB Interpretation No. 46, an enterprise that absorbs a majority of the VIE's expected losses, receives a majority of the VIE's expected residual returns, or both, is determined to be the primary beneficiary of the VIE and must consolidate the entity. FASB Interpretation No. 46 applied immediately to VIEs created after January 31, 2003. For VIEs created on or before January 31, 2003, FASB Interpretation No. 46 is effective no later than the first interim or annual period ending after March 15, 2004 (the Company's quarter ending May 31, 2004). Certain of the disclosure requirements of FASB Interpretation No. 46 apply in all financial statements filed after January 31, 2003.

In the ordinary course of its business, the Company enters into land option contracts in order to procure land for the construction of homes. Under such land option contracts, the Company will fund a specified option deposit or earnest money deposit in consideration for the right to purchase land in the future, usually at a predetermined price. Under the requirements of FASB Interpretation No. 46, certain of the Company's land option contracts may create a variable interest for the Company, with the land seller being identified as a VIE.

In compliance with FASB Interpretation No. 46, the Company analyzed its land option contracts and other contractual arrangements entered into after January 31, 2003 and has consolidated the fair value of certain VIEs from which the Company is purchasing land under option contracts. The consolidation of these VIEs, where the Company was determined to be the primary beneficiary, added $27.4 million to inventory and other liabilities in the Company's consolidated balance sheet at November 30, 2003. The Company's cash deposits related to these land option contracts totaled $6.1 million at November 30, 2003. Creditors, if any, of these VIEs have no recourse against the Company. As of November 30, 2003, excluding consolidated VIEs, the Company had cash deposits and/or letters of credit totaling $97.3 million which were associated with land option contracts having an aggregate purchase price of $1.54 billion. The Company is in the process of reviewing contracts entered into on or before January 31, 2003 in order to assess the extent of its interests. Depending upon the specific terms or conditions of such entities, the Company may be required to consolidate other VIEs in subsequent periods.

In April 2003, the FASB issued Statement of Financial Accounting Standards No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities" ("SFAS No. 149"). SFAS No. 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities that fall within the scope of SFAS No. 133. SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003. The adoption of SFAS No. 149 did not have a material effect on the Company's financial position or results of operations.

In May 2003, the FASB issued Statement of Financial Accounting Standards No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity" ("SFAS No. 150"), which establishes standards regarding the classification and measurement of certain financial instruments with characteristics of both liabilities and equity. SFAS No. 150 was effective for financial instruments entered into or modified after May 31, 2003 and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of SFAS No. 150 did not have a material impact on the Company's financial statements.

Reclassifications Certain amounts in the consolidated financial statements of prior years have been reclassified to conform to the 2003 presentation.

NOTE 2: ACQUISITIONS

In 2001, the Company acquired Trademark Home Builders, Inc., a builder of single-family homes in Jacksonville, Florida. The acquisition marked the Company's entry into Florida. In addition, KBSA completed the acquisition of Résidences Bernard Teillaud, a France-based builder of condominiums. Total consideration, including debt assumed, associated with the two acquisitions was $58.8 million. Both acquisitions were accounted for under the purchase method of accounting. The excess of the purchase price over the estimated fair value of net assets acquired was allocated to goodwill and assigned to the Company's construction segment. The results of the two acquired companies were included in the Company's consolidated financial statements as of their respective acquisition dates. The pro forma results of the Company for 2001, assuming these acquisitions had been made at the beginning of the year would not be materially different from reported results.

During 2002, the Company acquired Orlando, Florida-based American Heritage Homes ("American Heritage") for approximately $74.0 million, including the assumption of debt. The American Heritage acquisition strengthened the Company's market position in Florida, marking its entry into the Orlando market and supplementing its Tampa start-up business. The acquisition was accounted for under the purchase method of accounting and was assigned to the Company's construction segment. No goodwill was recorded in connection with the acquisition. The results of American Heritage were included in the Company's consolidated financial statements as of the date of acquisition. The pro forma results of the Company for 2002 and 2001, assuming this acquisition had been made at the beginning of each year, would not be materially different from reported results.

During 2003, the Company acquired Atlanta, Georgia-based Colony Homes, which expanded the Company's operations into Atlanta, Georgia and Charlotte and Raleigh, North Carolina, strengthening the Company's position in its Southeast region. The Company also acquired substantially all of the homebuilding assets of Chicago, Illinois-based Zale Homes ("Zale"). The Zale acquisition marked the Company's entry into the greater Chicago market. Total consideration, including debt assumed, associated with the two acquisitions was $174.9 million. Both acquisitions were accounted for under the purchase method of accounting. The excess of the purchase price over the estimated fair value of net assets acquired was allocated to goodwill and assigned to the Company's construction segment. The results of the two acquired companies were included in the Company's consolidated financial statements as of their respective acquisition dates. The pro forma results of the Company for 2003 and 2002, assuming these acquisitions had been made at the beginning of each year, would not be materially different from reported results.

NOTE 3: RECEIVABLES

Construction Trade receivables amounted to $296.3 million and $293.5 million at November 30, 2003 and 2002, respectively. Included in these amounts at November 30, 2003 and 2002 are unbilled receivables of $268.4 million and $270.7 million, respectively, and billed receivables of $27.9 million and $22.4 million, respectively, due from buyers on sales of French single-family detached homes, condominiums and commercial buildings under long-term contracts accounted for using the percentage of completion method. The buyers are contractually obligated to remit payments against their unbilled balances. Amounts are billed under long-term contracts according to the terms of the individual contracts, which provide for an initial billing upon execution of the contract and subsequent billings upon the completion of specific construction phases defined under French law. The final billing occurs upon delivery of the home, condominium or commercial building to the buyer. All of the unbilled and billed receivables related to long-term contracts are expected to be collected within one year. Other receivables of $134.0 million at November 30, 2003 and $110.5 million at November 30, 2002 included mortgages and notes receivable, escrow deposits and amounts due from municipalities and utility companies. At November 30, 2003 and 2002, trade and other receivables were net of allowances for doubtful accounts of $18.7 million and $22.9 million, respectively.

Mortgage banking First mortgages and mortgage-backed securities consisted of loans of $.8 million at November 30, 2003 and $6.2 million at November 30, 2002 and mortgage-backed securities of $6.9 million and $14.8 million at November 30, 2003 and 2002, respectively. The mortgage-backed securities serve as collateral for related collateralized mortgage obligations. The properties covered by the mortgages underlying the mortgage-backed securities are single-family residences. Issuers of the mortgage-backed securities are the Government National Mortgage Association and Fannie Mae. The first mortgages and mortgage-backed securities bore interest at an average rate of $8\frac{1}{2}$% and $8\frac{3}{8}$% at November 30, 2003 and 2002, respectively (with rates ranging from 7% to $11\frac{5}{8}$% in 2003 and 7% to $11\frac{3}{4}$% in 2002).

The mortgage-backed securities held for long-term investment have been classified as held-to-maturity and are stated at amortized cost, adjusted for amortization of discounts and premiums to maturity. Such amortization is included in interest income. The total gross unrealized gains and gross unrealized losses on the mortgage-backed securities were $.6 million and $0, respectively, at November 30, 2003 and $1.0 million and $0, respectively, at November 30, 2002.

First mortgages held under commitments of sale and other receivables consisted of first mortgages held under commitments of sale of $197.6 million at November 30, 2003 and $549.1 million at November 30, 2002 and other receivables of $14.2 million and $29.4 million at November 30, 2003 and 2002, respectively. The first mortgages held under commitments of sale, which are generally sold to third-party investors within 45 days of their funding date, bore interest at average rates of $6\frac{1}{10}$% and $6\frac{1}{2}$% at November 30, 2003 and 2002, respectively. The balance in first mortgages held under commitments of sale and other receivables fluctuates significantly during the year and typically reaches its highest level at quarter-ends, corresponding to the Company's home and mortgage delivery activity. The Company's mortgage banking subsidiary has established valuation allowances for loans held for investment and first mortgages held under commitments of sale. These valuation allowances totaled $.3 million and $1.8 million, respectively, as of November 30, 2003 and $2.3 million and $2.5 million, respectively, as of November 30, 2002. The Company's mortgage banking subsidiary may be required to repurchase an individual loan sold to an investor if it breaches the representations or warranties that it makes in connection with the sale of the loan, in the event of an early payment default, or if the loan does not comply with the underwriting standards or other requirements of the ultimate investor.

NOTE 4: INVENTORIES

Inventories consisted of the following:

NOVEMBER 30, in thousands	2003	2002
Homes, lots and improvements in production	$2,325,136	$1,776,430
Land under development	558,346	397,067
Total inventories	$2,883,482	$2,173,497

Land under development primarily consists of parcels on which 50% or less of estimated development costs have been incurred. Included in inventories as of November 30, 2003 and 2002 were $249.2 million and $239.0 million, respectively, of inventories related to long-term contracts of the Company's French subsidiary. Inventories relating to long-term contracts are stated at actual costs incurred to date, reduced by amounts identified with sales recognized on units delivered or progress completed.

The Company's interest costs are as follows:

YEARS ENDED NOVEMBER 30, in thousands	2003	2002	2001
Capitalized interest, beginning of year	$ 97,096	$ 97,534	$ 99,585
Interest incurred	118,824	101,100	103,046
Interest expensed	(23,780)	(32,730)	(41,072)
Interest amortized	(69,399)	(68,808)	(64,025)
Capitalized interest, end of year	$122,741	$ 97,096	$ 97,534

NOTE 5: INVESTMENTS IN UNCONSOLIDATED JOINT VENTURES

The Company participates in a number of joint ventures in which it has less than a controlling interest. These joint ventures, which operate in certain markets in the United States and France where the Company's consolidated construction operations are located, are typically engaged in the development, construction and sale of residential properties and commercial projects. Combined condensed financial information concerning the Company's unconsolidated joint venture activities follows:

NOVEMBER 30, in thousands	2003	2002
Cash	$ 16,702	$ 13,627
Receivables	25,476	27,608
Inventories	139,569	86,949
Other assets	746	1,006
Total assets	$182,493	$129,190
Mortgages and notes payable	$ 55,869	$ 41,490
Other liabilities	48,152	32,145
Equity of:		
The Company	32,797	21,023
Others	45,675	34,532
Total liabilities and equity	$182,493	$129,190

The joint ventures finance land and inventory investments of the Company's operating subsidiaries through a variety of borrowing arrangements. The Company typically does not guarantee these financing arrangements.

YEARS ENDED NOVEMBER 30, in thousands	2003	2002	2001
Revenues	$ 47,454	$ 65,884	$ 82,122
Cost of sales	(32,469)	(45,490)	(56,969)
Other expenses, net	(8,129)	(10,715)	(18,668)
Total pretax income	$ 6,856	$ 9,679	$ 6,485
The Company's share of pretax income	$ 2,457	$ 4,378	$ 3,875

The Company's share of pretax income includes management fees earned from the unconsolidated joint ventures.

NOTE 6: MORTGAGES AND NOTES PAYABLE

Construction Mortgages and notes payable consisted of the following (interest rates are as of November 30):

NOVEMBER 30, in thousands	2003	2002
Unsecured domestic borrowings under a revolving credit facility (2⅘% in 2003)	$ 107,100	
Term loan borrowings (3% in 2002)		$ 182,950
Unsecured French borrowings (2⅘% to 4⅕% in 2003 and 4% to 5⅜% in 2002)	21,601	17,515
Mortgages and land contracts due to land sellers and other loans (3⅘% to 10% in 2003 and 5½% to 12% in 2002)	24,602	67,733
Senior notes due 2004 at 7¾%	175,000	175,000
French senior notes due 2009 at 8¾%	179,865	149,160
Senior subordinated notes due 2006 at 9⅜%		124,695
Senior subordinated notes due 2008 at 8⅝%	200,000	200,000
Senior subordinated notes due 2010 at 7¾%	295,764	
Senior subordinated notes due 2011 at 9½%	250,000	250,000
Total mortgages and notes payable	$1,253,932	$1,167,053

On October 24, 2003, the Company entered into a four-year $1.00 billion unsecured revolving credit facility (the "$1 Billion Credit Facility") with a consortium of banks. The $1 Billion Credit Facility replaced the Company's $644.0 million revolving credit facility, which was scheduled to expire in 2004 and its $183.0 million five-year term loan, scheduled to expire in 2005. Interest on the $1 Billion Credit Facility is payable monthly at the London Interbank Offered Rate plus an applicable spread on amounts borrowed.

The Company's French subsidiaries have lines of credit with various banks which totaled $181.8 million at November 30, 2003 and have various committed expiration dates through May 2006. These lines of credit provide for interest on borrowings at the European Interbank Offered Rate plus an applicable spread.

The weighted average annual interest rate on aggregate unsecured borrowings, excluding the senior and senior subordinated notes, was 2⅗% and 3⅜% at November 30, 2003 and 2002, respectively.

The $175.0 million of 7¾% senior notes were issued on October 14, 1997 at 100% of the principal amount of the notes. The notes, which are due October 15, 2004 with interest payable semi-annually, represent unsecured obligations of the Company and rank pari passu in right of payment with all other senior unsecured indebtedness of the Company. The notes are not redeemable by the Company prior to stated maturity.

On July 29, 2002, KBSA issued 150.0 million euros principal amount of 8¾% senior notes at 100% of the principal amount of the notes. The notes, which are publicly traded and are due August 1, 2009 with interest payable semi-annually, represent unsecured obligations of KBSA and rank pari passu in right of payment with all other senior unsecured indebtedness of KBSA. The Company does not guarantee these KBSA notes. On or prior to August 1, 2005, KBSA may redeem up to 35% of the aggregate principal amount of the notes with the net cash proceeds of qualified equity offerings at a redemption price of 108.75% of their principal amount together with accrued and unpaid interest. The notes are not otherwise redeemable at the option of KBSA, except in the event of certain changes in tax laws. Proceeds from the issuance of the notes were used to pay down bank borrowings and other indebtedness.

On December 14, 2001, pursuant to its universal shelf registration statement filed with the SEC on December 5, 1997 (the "1997 Shelf Registration"), the Company issued $200.0 million of 8⅝% senior subordinated notes at 100% of the principal amount of the notes. The notes, which are due December 15, 2008, with interest payable semi-annually, represent unsecured obligations of the Company and are subordinated to all existing and future senior indebtedness of the Company. On or prior to December 15, 2004, the Company may redeem up to 35% of the aggregate principal amount of the notes with the net proceeds of one or more public or private equity offerings at a redemption price of 108.625% of their principal amount, together with accrued and unpaid interest. The notes are not otherwise redeemable at the option of the Company. The Company used $175.0 million of the net proceeds from the issuance of the notes to redeem all of its outstanding 9⅜% senior subordinated notes, which were due in 2003. The remaining net proceeds were used for general corporate purposes.

The Company's current universal shelf registration statement filed on October 15, 2001 with the SEC (as subsequently amended, the "2001 Shelf Registration") was declared effective on January 28, 2002. The remaining capacity under the 1997 Shelf Registration was rolled into the 2001 Shelf Registration, thereby providing the Company with a total issuance capacity of $750.0 million under the 2001 Shelf Registration. The 2001 Shelf Registration provides that securities may be offered from time to time in one or more series and in the form of senior, senior subordinated or subordinated debt, preferred stock, common stock, stock purchase contracts, stock purchase units and/or warrants to purchase such securities. Pursuant to the 2001 Shelf Registration, on January 27, 2003, the Company issued $250.0 million of 7¾% senior subordinated notes at 98.444% of the principal amount of the notes and on February 7, 2003, the Company issued an additional $50.0 million of notes in the same series (collectively, the "$300.0 Million Senior Subordinated Notes"). The $300.0 Million Senior Subordinated Notes, which are due February 1, 2010, with interest payable semi-annually, represent unsecured obligations of the Company and are subordinated to all existing and future senior indebtedness of the Company. The $300.0 Million Senior Subordinated Notes are redeemable at the option of the Company at 103.875% of their principal amount beginning February 1, 2007 and thereafter at prices declining annually to 100% on and after February 1, 2009. In addition, before February 1, 2006, the Company may redeem up to 35% of the aggregate principal amount of the $300.0 Million Senior Subordinated Notes with the net proceeds of one or more public or private equity offerings at a redemption price of 107.75% of their principal amount, together with accrued and unpaid interest. As of November 30, 2003, the Company had $450.0 million of remaining capacity under the 2001 Shelf Registration.

The Company used $129.0 million of the net proceeds from the issuance of the $300.0 Million Senior Subordinated Notes to redeem all of its outstanding $125.0 million 9⅝% senior subordinated notes which were due in 2006. The remaining net proceeds were used for general corporate purposes.

On February 8, 2001, pursuant to its 1997 Shelf Registration, the Company issued $250.0 million of 9½% senior subordinated notes at 100% of the principal amount of the notes. The notes, which are due February 15, 2011 with interest payable semi-annually, represent unsecured obligations of the Company and are subordinated to all existing and future senior indebtedness of the Company. The notes are redeemable at the option of the Company, in whole or in part, at 104.750% of their principal amount beginning February 15, 2006, and thereafter at prices declining annually to 100% on and after February 15, 2009. Proceeds from the issuance of the notes were used to pay down bank borrowings.

The 7¾% senior notes and 8⅝%, 7¾% and 9½% senior subordinated notes contain certain restrictive covenants that, among other things, limit the ability of the Company to incur additional indebtedness, pay dividends, make certain investments, create certain liens, engage in mergers, consolidations, or sales of assets, or engage in certain transactions with officers, directors and employees. Under the terms of the Unsecured Credit Facility, the Company is required, among other things, to maintain certain financial statement ratios and a minimum net worth and is subject to limitations on acquisitions, inventories and indebtedness. Based on the terms of the Company's $1 Billion Credit Facility, senior notes and senior subordinated notes, retained earnings of $354.5 million were available for payment of cash dividends or stock repurchases at November 30, 2003.

Principal payments on senior and senior subordinated notes, mortgages, land contracts and other loans are due as follows: 2004: $197.4 million; 2005: $1.4 million; 2006: $.2 million; 2007: $.2 million; 2008: $.2 million; and thereafter: $925.8 million.

Assets (primarily inventories) having a carrying value of approximately $84.8 million are pledged to collateralize mortgages, land contracts and other secured loans.

Mortgage banking Notes payable included the following (interest rates are as of November 30):

NOVEMBER 30, in thousands	2003	2002
$180,000 Mortgage Warehouse Facility (1 9/10% in 2003)	$ 46,924	
$400,000 Master Loan and Security Agreement (1 9/10% in 2003 and 2% in 2002)	85,301	$450,629
$200,000 Master Loan and Security Agreement (2% in 2002)		56,945
Total notes payable	$132,225	$507,574

On July 1, 2003, the Company's mortgage banking subsidiary entered into a $180.0 million revolving mortgage warehouse agreement with a bank syndicate, (the "$180.0 Million Mortgage Warehouse Facility"). The agreement, which expires on June 30, 2005, provides for an annual fee based on the committed balance and provides for interest to be paid monthly at the London Interbank Offered Rate plus an applicable spread on amounts borrowed. The $180.0 Million Mortgage Warehouse Facility replaced the mortgage banking subsidiary's $200.0 million master loan and security agreement, which expired on June 30, 2003.

On October 6, 2003, the Company's mortgage banking subsidiary renewed its existing $400.0 million master loan and security agreement (the "$400.0 Million Master Loan and Security Agreement") with an investment bank. The renewed agreement, which expires on October 6, 2004, provides for interest to be paid monthly at the London Interbank Offered Rate plus an applicable spread on amounts borrowed. During the fourth quarter of 2002, the Company's mortgage banking subsidiary had negotiated a temporary increase in the maximum credit amount available under the $400.0 Million Master Loan and Security Agreement to $550.0 million through February 13, 2003. The temporary increase was obtained to meet the Company's increased volume of loan originations.

The amounts outstanding under the $180.0 Million Mortgage Warehouse Facility and the $400.0 Million Master Loan and Security Agreement are secured by separate borrowing bases, which include certain mortgage loans held under commitments of sale and are repayable from sales proceeds. There are no compensating balance requirements under either facility. Each facility includes financial covenants and restrictions which, among other things, require the maintenance of certain financial statement ratios, a minimum tangible net worth and a minimum net income.

In addition to the $180.0 Million Mortgage Warehouse Facility and the $400.0 Million Master Loan and Security Agreement, the Company's mortgage banking subsidiary entered into a $300.0 million purchase and sale agreement with a bank on November 19, 2003. This agreement allows the Company's mortgage banking subsidiary to accelerate the sale of its mortgage loan inventory resulting in a more effective use of the warehouse facilities. This agreement is not a committed facility and may be terminated at the discretion of the counterparties.

Collateralized mortgage obligations represent bonds issued to third parties which are collateralized by mortgage-backed securities with substantially the same terms. At November 30, 2003 and 2002, the collateralized mortgage obligations bore interest at rates ranging from 8% to 12 1/4% and 8 3/4% to 11 1/4%, respectively, with stated original principal maturities ranging from 3 to 30 years. Actual maturities are dependent on the rate at which the underlying mortgage-backed securities are repaid. No collateralized mortgage obligations have been issued since 1988.

NOTE 7: COMPANY OBLIGATED MANDATORILY REDEEMABLE PREFERRED SECURITIES OF SUBSIDIARY TRUST HOLDING SOLELY DEBENTURES OF THE COMPANY (FELINE PRIDES)

On July 7, 1998, the Company, together with KBHC Financing I, a Delaware statutory business trust (the "KBHC Trust") that was wholly owned by the Company, issued an aggregate of 18,975,000 Feline Prides securities. The Feline Prides consisted of (i) 17,975,000 Income Prides with a stated amount per Income Prides of $10 (the "Stated Amount"), which were units comprised of a capital security and a stock purchase contract under which the holders were to purchase common stock from the Company not later than August 16, 2001 and the Company was to pay to the holders certain unsecured contract adjustment payments, and (ii) 1,000,000 Growth Prides with a face amount per Growth Prides equal to the Stated Amount, which were units consisting of a 1/100th beneficial interest in a zero-coupon United States Treasury security and a stock purchase contract under which the holders were to purchase common stock from the Company not later than August 16, 2001 and the Company was to pay to the holders certain unsecured contract adjustment payments. The distribution rate on the Income Prides was 8.25% per annum and the distribution rate on the Growth Prides was .75% per annum. Distributions of $11.4 million were included as minority interests in the Company's results of operations for the year ended November 30, 2001. On August 16, 2001, all of the Company's Feline Prides mandatorily converted into 5,977,109 shares of the Company's common stock.

NOTE 8: FAIR VALUES OF FINANCIAL INSTRUMENTS

The estimated fair values of financial instruments have been determined based on available market information and appropriate valuation methodologies. However, judgment is necessarily required in interpreting market data to develop the estimates of fair value. In that regard, the estimates presented herein are not necessarily indicative of the amounts that the Company could realize in a current market exchange.

The carrying values and estimated fair values of the Company's financial instruments, except for those for which the carrying values approximate fair values, are summarized as follows:

NOVEMBER 30, in thousands	2003 Carrying Value	2003 Estimated Fair Value	2002 Carrying Value	2002 Estimated Fair Value
Construction:				
Financial liabilities				
7 3/4% Senior notes	$175,000	$180,968	$175,000	$179,060
8 3/4% French senior notes	179,865	196,053	149,160	149,906
9 5/8% Senior subordinated notes			124,695	129,600
8 5/8% Senior subordinated notes	200,000	223,666	200,000	209,750
7 3/4% Senior subordinated notes	295,764	316,740		
9 1/2% Senior subordinated notes	250,000	281,563	250,000	272,300
Mortgage banking:				
Financial assets				
Mortgage-backed securities	6,933	7,529	14,776	15,799
Financial liabilities				
Collateralized mortgage obligations secured by mortgage-backed securities	6,848	7,182	14,079	14,973

The Company used the following methods and assumptions in estimating fair values:

Cash and cash equivalents; first mortgages held under commitments of sale and other receivables; borrowings under the unsecured credit facilities, French lines of credit, Mortgage Warehouse Facility, master loan and security agreements: The carrying amounts reported approximate fair values.

Senior notes and senior subordinated notes: The fair values of the Company's senior notes and senior subordinated notes are estimated based on quoted market prices.

Mortgage-backed securities and collateralized mortgage obligations secured by mortgage-backed securities: The fair values of these financial instruments are estimated based on quoted market prices for the same or similar issues.

NOTE 9: COMMITMENTS AND CONTINGENCIES

Commitments and contingencies include the usual obligations of homebuilders for the completion of contracts and those incurred in the ordinary course of business. The Company is also involved in litigation incidental to its business, the disposition of which should have no material effect on the Company's financial position or results of operations.

FASB Interpretation No. 45 includes disclosure requirements for product warranties. These requirements are applicable to the Company since it provides a limited warranty on all of its homes. The specific terms and conditions of warranties vary depending upon the market in which the Company does business. For homes sold in the United States, the Company generally provides a structural warranty of 10 years, a warranty on electrical, heating, cooling, plumbing and other building systems each varying from two to five years based on geographic market and state law, and a warranty of one year for other components of the home such as appliances. The Company estimates the costs that may be incurred under each limited warranty and records a liability in the amount of such costs at the time the revenue associated with the sale of each home is recognized. Factors that affect the Company's warranty liability include the number of homes sold, historical and anticipated rates of warranty claims, and cost per claim. The Company periodically assesses the adequacy of its recorded warranty liabilities and adjusts the amounts as necessary.

Changes in the Company's warranty liability are as follows:

YEAR ENDED NOVEMBER 30, in thousands	2003
Balance at November 30, 2002	$ 58,048
Warranties issued	55,499
Payments and adjustments	(36,599)
Balance at November 30, 2003	$ 76,948

In the normal course of its business, the Company issues certain representations, warranties and guarantees related to its home sales, land sales, commercial construction and mortgage loan originations that may be affected by FASB Interpretation No. 45. Based on historical evidence, the Company does not believe any of these representations, warranties or guarantees would result in a material effect on its financial condition or results of operations.

The Company is often required to obtain bonds and letters of credit in support of its related obligations with respect to subdivision improvement, homeowners association dues, start-up expenses, warranty work, contractors license fees and earnest money deposits, among other things. At November 30, 2003, the Company had outstanding approximately $698.7 million and $92.4 million of performance bonds and letters of credit, respectively. In the event any such bonds or letters of credit are called, the Company would be obligated to reimburse the issuer of the bond or letter of credit. However, the Company does not believe that any currently outstanding bonds or letters of credit will be called.

The Company conducts a portion of its land acquisition, development and other activities through its participation in joint ventures in which the Company holds less than a majority interest. The Company's investment in these unconsolidated joint ventures was $32.8 million at November 30, 2003. These joint ventures had outstanding secured construction debt of approximately $55.9 million at November 30, 2003. The Company does not typically guarantee the debt of joint ventures.

Borrowings outstanding and letters of credit issued under the Company's $1 Billion Credit Facility are guaranteed by certain of the Company's domestic operating subsidiaries. As of November 30, 2003, such outstanding borrowings and letters of credit totaled $107.1 million and $89.7 million, respectively.

The Company leases certain property and equipment under noncancelable operating leases. Office and equipment leases are typically for terms of three to five years and generally provide renewal options for terms up to an additional five years. In most cases, the Company expects that in the normal course of business, leases that expire will be renewed or replaced by other leases. The future minimum rental payments under operating leases, which primarily consist of office leases, having initial or remaining noncancelable lease terms in excess of one year are as follows: 2004: $18.9 million; 2005: $12.8 million; 2006: $9.5 million; 2007: $8.2 million; 2008: $5.3 million; and thereafter: $15.9 million. Rental expense for the years ended November 30, 2003, 2002 and 2001 was $16.5 million, $12.2 million and $14.0 million, respectively.

NOTE 10: STOCKHOLDERS' EQUITY

Preferred stock On February 4, 1999, the Company adopted a new Stockholder Rights Plan to replace its preexisting shareholder rights plan adopted in 1989 (the "1989 Rights Plan") and declared a dividend distribution of one preferred share purchase right for each outstanding share of common stock; such rights were issued on March 7, 1999, simultaneously with the expiration of the rights issued under the 1989 Rights Plan. Under certain circumstances, each right entitles the holder to purchase 1/100th of a share of the Company's Series A Participating Cumulative Preferred Stock at a price of $135.00, subject to certain antidilution provisions. The rights are not exercisable until the earlier to occur of (i) 10 days following a public announcement that a person or group has acquired Company stock representing 15% or more of the aggregate votes entitled to be cast by all shares of common stock or (ii) 10 days following the commencement of a tender offer for Company stock representing 15% or more of the aggregate votes entitled to be cast by all shares of common stock. If, without approval of the board of directors, the Company is acquired in a merger or other business combination transaction, or 50% or more of the Company's assets or earning power is sold, each right will entitle its holder to receive, upon exercise, common stock of the acquiring company having a market value of twice the exercise price of the right; and if, without approval of the board of directors, any person or group acquires Company stock representing 15% or more of the aggregate votes entitled to be cast by all shares of common stock, each right will entitle its holder to receive, upon exercise, common stock of the Company having a market value of twice the exercise price of the right. At the option of the Company, the rights are redeemable prior to becoming exercisable at $.005 per right. Unless previously redeemed, the rights will expire on March 7, 2009. Until a right is exercised, the holder will have no rights as a stockholder of the Company, including the right to vote or receive dividends.

NOTE 11: EMPLOYEE BENEFIT AND STOCK PLANS

Benefits are provided to most employees under the Company's 401(k) Savings Plan under which contributions by employees are partially matched by the Company. The aggregate cost of this plan to the Company was $6.8 million in 2003, $5.4 million in 2002 and $4.3 million in 2001. The assets of the Company's 401(k) Savings Plan are held by a third party trustee. Plan participants may direct the investment of their funds among one or more of the several fund options offered by the plan. The Company's common stock is one of the investment choices available to participants. As of November 30, 2003, approximately 10% of the plan's net assets were invested in the Company's common stock. As of November 30, 2002 and 2001, less than 5% of the plan's net assets were invested in the Company's common stock.

The Company's 1999 Incentive Plan (the "1999 Plan") provides that stock options, associated limited stock appreciation rights, restricted shares of common stock, stock units and other securities may be awarded to eligible individuals for periods of up to 15 years. The Company also has a Performance-Based Incentive Plan for Senior Management (the "Incentive Plan"), a 1998 Stock Incentive Plan (the "1998 Plan") and a 2001 Stock Incentive Plan (the "2001 Plan"), each of which provide for the same awards as may be made under the 1999 Plan, but require that such awards be subject to certain conditions which are designed to enable the Company to pay annual compensation in excess of $1.0 million to participating executives and maintain tax deductibility for such compensation for the Company. The 1999 Plan and the 2001 Plan are the Company's primary existing employee stock plans.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions used for grants in 2003, 2002 and 2001, respectively: a risk-free interest rate of 2.38%, 2.89% and 3.68%; an expected volatility factor for the market price of the Company's common stock of 46.91%, 50.86% and 48.88%; a dividend yield of 1.33%, .67% and .90%; and an expected life of 4 years, 4 years and 4 years. The weighted average fair value of options granted in 2003, 2002 and 2001 was $18.73, $14.54 and $9.09, respectively.

Stock option transactions are summarized as follows:

	2003		2002		2001	
	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price
Options outstanding at beginning of year	6,447,463	$30.08	6,245,092	$23.78	5,738,732	$19.13
Granted	1,167,496	63.91	1,960,177	43.03	2,138,700	28.24
Exercised	(664,621)	25.13	(1,597,069)	21.80	(1,456,188)	11.90
Cancelled	(136,615)	34.02	(160,737)	25.15	(176,152)	24.74
Options outstanding at end of year	6,813,723	$36.28	6,447,463	$30.08	6,245,092	$23.78
Options exercisable at end of year	4,053,983	$27.85	3,168,539	$24.98	2,843,650	$21.51
Options available for grant at end of year	3,439,296		4,109,608		3,909,248	

Stock options outstanding at November 30, 2003 are as follows:

	Options Outstanding			Options Exercisable	
Range of Exercise Price	Options	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Options	Weighted Average Exercise Price
$12.88 to $25.00	2,119,280	10.85	$22.01	2,119,280	$22.01
$25.45 to $33.38	1,720,825	12.85	28.05	1,120,992	28.00
$33.56 to $45.75	1,759,917	13.73	42.57	713,865	41.79
$47.14 to $66.47	1,213,701	14.72	63.78	99,846	50.80
$12.88 to $66.47	6,813,723	12.79	$36.28	4,053,983	$27.85

The Company records proceeds from the exercise of stock options as additions to common stock and paid-in capital. The tax benefit, if any, is recorded as additional paid-in capital.

In 1991, the board of directors approved the issuance of restricted stock awards of up to an aggregate .6 million shares of common stock to certain officers and key employees. Restrictions lapse each year through May 10, 2005 on specified portions of the shares awarded to each participant so long as the participant has remained in the continuous employ of the Company. Restricted shares under this grant outstanding at the end of the year totaled 43 thousand in 2003, 65 thousand in 2002 and 87 thousand in 2001.

Effective July 11, 2001, the Company awarded .4 million shares of restricted common stock to its Chairman and Chief Executive Officer in accordance with the terms and conditions of his amended and restated employment agreement. The restrictions imposed with respect to the shares covered by the award lapse on December 31, 2008 if certain conditions are met. During the restriction period, the executive is entitled to vote and receive dividends on such shares. Upon issuance of the .4 million shares, a deferred compensation expense equivalent to the market value of the shares on the date of grant was charged to stockholders' equity and is being amortized over the restriction period. The compensation expense associated with the restricted shares totaled $1.5 million, $1.5 million and $.6 million for the years ended November 30, 2003, 2002 and 2001, respectively.

During 2003 and 2002, the Company repurchased 2.0 million and 4.0 million shares of its common stock at an aggregate price of $108.3 million and $190.8 million, respectively, under stock repurchase programs authorized by its board of directors. On July 10, 2003, the Company's board of directors approved an increase in the Company's previously authorized stock repurchase program to permit future purchases of up to 2.0 million additional shares of the Company's common stock. No shares were repurchased under this authorization as of November 30, 2003.

In connection with a share repurchase program, on August 27, 1999, the Company established a grantor stock ownership trust (the "Trust") into which certain shares repurchased in 2000 and 1999 were transferred. The Trust, administered by an independent trustee, holds and distributes the shares of common stock acquired for the purpose of funding certain employee compensation and employee benefit obligations of the Company under its existing stock option, 401(k) and other employee benefit plans. The existence of the Trust has no impact on the amount of benefits or compensation that is paid under these plans.

For financial reporting purposes, the Trust is consolidated with the Company. Any dividend transactions between the Company and the Trust are eliminated. Acquired shares held by the Trust remain valued at the market price at the date of purchase and are shown as a reduction to stockholders' equity in the consolidated balance sheet. The difference between the Trust share value and the fair market value on the date shares are released from the Trust, for the benefit of employees, is included in additional paid-in capital. Common stock held in the Trust is not considered outstanding in the computation of earnings per share. The Trust held 7.6 million, 7.9 million and 8.1

million shares of common stock at November 30, 2003, 2002 and 2001, respectively. The trustee votes shares held by the Trust in accordance with voting directions from eligible employees, as specified in a trust agreement with the trustee.

NOTE 12: POSTRETIREMENT BENEFITS

The Company has two supplemental non-qualified, unfunded retirement plans, the KB Home Supplemental Executive Retirement Plan, restated effective as of July 12, 2001, and the KB Home Retirement Plan, effective as of July 11, 2002, pursuant to which the Company will pay supplemental pension benefits to certain key employees upon retirement. In connection with the plans, the Company has purchased cost recovery life insurance on the lives of certain employees. Insurance contracts associated with each plan are held by a trust, established as part of the plans to implement and carry out the provisions of the plans and to finance the benefits offered under the plans. The trust is the owner and beneficiary of such contracts. The amount of the insurance coverage is designed to provide sufficient revenues to cover all costs of the plans if assumptions made as to employment term, mortality experience, policy earnings and other factors are realized. As of November 30, 2003 and 2002, the cash surrender value of these insurance contracts was $16.6 million and $8.2 million, respectively. Net periodic benefit costs for the Company's supplemental retirement plans for the year ended November 30, 2003 totaled $.8 million and were comprised of service costs of $.7 million and interest costs of $.2 million. Net periodic benefit costs for the year ended November 30, 2002 of $2.5 million were comprised of service costs of $2.4 million and interest costs of $.1 million. The projected benefit obligations of $3.4 million and $2.5 million as of November 30, 2003 and 2002, respectively, were equal to the net liabilities recognized in the balance sheet at those dates. For the years ended November 30, 2003 and 2002, the weighted average discount rates used for the KB Home Supplemental Executive Retirement Plan and the KB Home Retirement Plan were 8% and 7%, respectively.

On November 1, 2001, the Company implemented an unfunded death benefit only plan (the "KB Home Death Benefit Only Plan") for certain key management employees. In connection with the plan, the Company has purchased cost recovery life insurance on the lives of certain employees. Insurance contracts associated with the plan are held by a trust, established as part of the plan to implement and carry out the provisions of the plan and to finance the benefits offered under the plan. The trust is the owner and beneficiary of such contracts. The amount of the coverage is designed to provide sufficient revenues to cover all costs of the plan if assumptions made as to employment term, mortality experience, policy earnings and other factors are realized. As of November 30, 2003 and 2002, the cash surrender value under these policies was $8.7 million and $6.0 million, respectively. Net periodic benefit costs for the KB Home Death Benefit Only Plan for the year ended November 30, 2003 totaled $.3 million and were comprised of service costs of $.2 million and interest costs of $45 thousand. For the year ended November 30, 2002, these costs totaled $.5 million and were comprised of service costs of $.5 million and interest costs of $40 thousand. The projected benefit obligations at November 30, 2003 and 2002 of $.8 million and $.5 million, respectively, were equal to the net liabilities recognized in the balance sheet at those dates. For the years ended November 30, 2003 and 2002, the weighted average discount rate used for the KB Home Death Benefit Only Plan was 8%.

NOTE 13: INCOME TAXES

The components of pretax income are as follows:

YEARS ENDED NOVEMBER 30, in thousands	2003	2002	2001
United States	$492,070	$430,450	$286,629
France	61,394	38,800	37,888
Total pretax income	$553,464	$469,250	$324,517

The components of income taxes are as follows:

in thousands	Total	Federal	State	France
2003				
Currently payable	$192,506	$149,736	$24,500	$18,270
Deferred	(9,806)	(15,370)		5,564
Total	$182,700	$134,366	$24,500	$23,834
2002				
Currently payable	$206,283	$168,063	$23,000	$15,220
Deferred	(51,383)	(50,955)		(428)
Total	$154,900	$117,108	$23,000	$14,792
2001				
Currently payable	$156,051	$134,755	$17,500	$ 3,796
Deferred	(45,751)	(57,321)		11,570
Total	$110,300	$ 77,434	$17,500	$15,366

Deferred income taxes result from temporary differences in the financial and tax bases of assets and liabilities. Significant components of the Company's deferred tax liabilities and assets are as follows:

NOVEMBER 30, in thousands	2003	2002
Deferred tax liabilities:		
Installment sales	$ 57,933	$ 34,045
Bad debt and other reserves	403	286
Capitalized expenses	21,448	16,917
Repatriation of French subsidiaries	19,093	9,927
Depreciation and amortization	7,664	
Other	1,687	935
Total deferred tax liabilities	108,228	62,110
Deferred tax assets:		
Warranty, legal and other accruals	66,677	55,765
Depreciation and amortization		20,687
Capitalized expenses	21,904	24,663
Partnerships and joint ventures	63,312	61,420
Employee benefits	27,309	18,661
Noncash charge for impairment of long-lived assets	6,715	8,756
French minority interest	8,325	9,201
Tax credits	53,232	22,845
Foreign tax credits	19,064	9,880
Other	7,586	8,254
Total deferred tax assets	274,124	240,132
Net deferred tax assets	$165,896	$178,022

Income taxes computed at the statutory United States federal income tax rate and income tax expense provided in the financial statements differ as follows:

YEARS ENDED NOVEMBER 30, in thousands	2003	2002	2001
Amount computed at statutory rate	$193,712	$164,238	$113,581
Increase (decrease) resulting from:			
State taxes, net of federal income tax benefit	15,925	14,950	11,375
Difference in French tax rate	389	59	640
Intercompany dividends	2,540	(14)	5,019
Tax credits	(22,199)	(22,155)	(26,314)
Other, net	(7,667)	(2,178)	5,999
Total	$182,700	$154,900	$110,300

The Company has commitments to invest $.6 million over two years in affordable housing partnerships which are scheduled to provide tax credits.

NOTE 14: GEOGRAPHICAL INFORMATION

The following table presents information about the Company by geographic area.

in thousands	Revenues	Identifiable Assets
2003		
Construction:		
West Coast	$1,971,487	$1,077,003
Southwest	1,195,683	796,950
Central	1,155,359	851,793
Southeast	547,993	368,844
France	904,907	888,156
Total construction	5,775,429	3,982,746
Mortgage banking	75,125	253,113
Total	$5,850,554	$4,235,859
2002		
Construction:		
West Coast	$1,716,078	$1,028,564
Southwest	1,022,746	661,758
Central	1,413,173	724,980
Southeast	111,143	120,730
France	675,754	855,402
Total construction	4,938,894	3,391,434
Mortgage banking	91,922	634,106
Total	$5,030,816	$4,025,540
2001		
Construction:		
West Coast	$1,605,917	$ 995,826
Southwest	992,949	494,519
Central	1,326,133	697,692
France	576,716	795,485
Total construction	4,501,715	2,983,522
Mortgage banking	72,469	709,344
Total	$4,574,184	$3,692,866

NOTE 15: QUARTERLY RESULTS (UNAUDITED)

Quarterly results for the years ended November 30, 2003 and 2002 follow:

in thousands, except per share amounts	First	Second	Third	Fourth
2003				
Revenues	$1,094,950	$1,440,104	$1,442,259	$1,873,241
Operating income	90,434	132,410	151,078	224,754
Pretax income	78,839	121,474	146,015	207,136
Net income	52,839	81,374	97,815	138,736
Basic earnings per share	1.32	2.05	2.51	3.57
Diluted earnings per share	1.25	1.94	2.33	3.31
2002				
Revenues	$ 915,665	$1,139,654	$1,292,969	$1,682,528
Operating income	71,265	102,108	135,402	201,648
Pretax income	63,664	95,662	125,192	184,732
Net income	42,664	64,062	83,892	123,732
Basic earnings per share	1.00	1.50	2.06	3.09
Diluted earnings per share	.95	1.42	1.95	2.92

Quarterly and year-to-date computations of per share amounts are made independently. Therefore, the sum of per share amounts for the quarters may not agree with per share amounts for the year.

NOTE 16: SUPPLEMENTAL GUARANTOR INFORMATION

The Company's obligations to pay principal, premium, if any, and interest under certain debt instruments are guaranteed on a joint and several basis by certain of the Company's domestic operating subsidiaries ("Guarantor Subsidiaries"). The guarantees are full and unconditional and the guarantor subsidiaries are 100% owned by KB Home. The Company has determined that separate, full financial statements of the Guarantor Subsidiaries would not be material to investors and, accordingly, supplemental financial information for the Guarantor Subsidiaries is presented.

CONDENSED CONSOLIDATING STATEMENTS OF INCOME

YEAR ENDED NOVEMBER 30, 2003 in thousands	KB Home Corporate	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidating Adjustments	Total
Revenues		$4,023,339	$1,827,215		$ 5,850,554
Construction:					
Revenues		4,023,339	1,752,090		5,775,429
Construction and land costs		(3,067,398)	(1,411,621)		(4,479,019)
Selling, general and administrative expenses	$ (81,751)	(417,812)	(233,948)		(733,511)
Operating income	(81,751)	538,129	106,521		562,899
Interest expense, net of amounts capitalized	95,451	(75,422)	(43,809)		(23,780)
Minority interests	(16,878)	(4,258)	(5,753)		(26,889)
Other income	600	1,202	3,655		5,457
Construction pretax income (loss)	(2,578)	459,651	60,614		517,687
Mortgage banking pretax income			35,777		35,777
Total pretax income (loss)	(2,578)	459,651	96,391		553,464
Income taxes	800	(151,700)	(31,800)		(182,700)
Equity in earnings of subsidiaries	540,517			$(540,517)	
Net income	$538,739	$ 307,951	$ 64,591	$(540,517)	$ 370,764

YEAR ENDED NOVEMBER 30, 2002 in thousands	KB Home Corporate	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidating Adjustments	Total
Revenues		$3,956,193	$1,074,623		$ 5,030,816
Construction:					
Revenues		3,956,193	982,701		4,938,894
Construction and land costs		(3,102,531)	(787,712)		(3,890,243)
Selling, general and administrative expenses	$ (64,735)	(406,254)	(124,745)		(595,734)
Operating income	(64,735)	447,408	70,244		452,917
Interest expense, net of amounts capitalized	68,612	(73,026)	(28,316)		(32,730)
Minority interests	(10,800)	1	(6,195)		(16,994)
Other income	1,247	4,415	2,889		8,551
Construction pretax income (loss)	(5,676)	378,798	38,622		411,744
Mortgage banking pretax income			57,506		57,506
Total pretax income (loss)	(5,676)	378,798	96,128		469,250
Income taxes	1,800	(125,000)	(31,700)		(154,900)
Equity in earnings of subsidiaries	482,243			$(482,243)	
Net income	$478,367	$ 253,798	$ 64,428	$(482,243)	$ 314,350

YEAR ENDED NOVEMBER 30, 2001 in thousands	KB Home Corporate	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidating Adjustments	Total
Revenues		$3,727,725	$846,459		$ 4,574,184
Construction:					
Revenues		3,727,725	773,990		4,501,715
Construction and land costs		(3,000,549)	(612,387)		(3,612,936)
Selling, general and administrative expenses	$ (78,228)	(357,150)	(101,085)		(536,463)
Operating income	(78,228)	370,026	60,518		352,316
Interest expense, net of amounts capitalized	79,299	(101,608)	(18,763)		(41,072)
Minority interests	(21,511)	85	(6,506)		(27,932)
Other income (expense)	(709)	6,042	2,101		7,434
Construction pretax income (loss)	(21,149)	274,545	37,350		290,746
Mortgage banking pretax income			33,771		33,771
Total pretax income (loss)	(21,149)	274,545	71,121		324,517
Income taxes	7,200	(93,300)	(24,200)		(110,300)
Equity in earnings of subsidiaries	349,917			$(349,917)	
Net income	$335,968	$ 181,245	$ 46,921	$(349,917)	$ 214,217

CONDENSED CONSOLIDATING BALANCE SHEETS

NOVEMBER 30, 2003 in thousands	KB Home Corporate	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidating Adjustments	Total
Assets					
Construction:					
Cash and cash equivalents	$ 28,386	$ (49,061)	$ 137,230		$ 116,555
Trade and other receivables	2,032	60,663	367,571		430,266
Inventories		2,131,061	752,421		2,883,482
Other assets	443,076	23,877	85,490		552,443
	473,494	2,166,540	1,342,712		3,982,746
Mortgage banking			253,113		253,113
Investment in subsidiaries	284,283			$(284,283)	
Total assets	$ 757,777	$2,166,540	$1,595,825	$(284,283)	$4,235,859
Liabilities and stockholders' equity					
Construction:					
Accounts payable, accrued expenses and other liabilities	$ 145,049	$ 469,159	$ 514,706		$1,128,914
Mortgages and notes payable	1,027,864	21,301	204,767		1,253,932
	1,172,913	490,460	719,473		2,382,846
Minority interests in consolidated subsidiaries and joint ventures	68,673	4,889	15,669		89,231
Mortgage banking			170,931		170,931
Intercompany	(2,076,660)	1,671,191	405,469		
Stockholders' equity	1,592,851		284,283	$(284,283)	1,592,851
Total liabilities and stockholders' equity	$ 757,777	$2,166,540	$1,595,825	$(284,283)	$4,235,859

NOVEMBER 30, 2002 in thousands	KB Home Corporate	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidating Adjustments	Total
Assets					
Construction:					
Cash and cash equivalents	$ 269,209	$ (65,965)	$ 106,190		$ 309,434
Trade and other receivables	5,567	62,681	335,709		403,957
Inventories		1,700,276	473,221		2,173,497
Other assets	412,956	17,284	74,306		504,546
	687,732	1,714,276	989,426		3,391,434
Mortgage banking			634,106		634,106
Investment in subsidiaries	223,731			$(223,731)	
Total assets	$ 911,463	$1,714,276	$1,623,532	$(223,731)	$4,025,540
Liabilities and stockholders' equity					
Construction:					
Accounts payable, accrued expenses and other liabilities	$ 144,569	$ 396,584	$ 412,960		$ 954,113
Mortgages and notes payable	932,646	2,959	231,448		1,167,053
	1,077,215	399,543	644,408		2,121,166
Minority interests in consolidated subsidiaries and joint ventures	58,078	125	16,063		74,266
Mortgage banking			555,757		555,757
Intercompany	(1,498,184)	1,314,608	183,576		
Stockholders' equity	1,274,354		223,728	$(223,731)	1,274,351
Total liabilities and stockholders' equity	$ 911,463	$1,714,276	$1,623,532	$(223,731)	$4,025,540

CONDENSED CONSOLIDATING STATEMENTS OF CASH FLOWS

YEAR ENDED NOVEMBER 30, 2003 in thousands	KB Home Corporate	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidating Adjustments	Total
Cash flows from operating activities:					
Net income	$ 538,739	$ 307,951	$ 64,591	$(540,517)	$ 370,764
Adjustments to reconcile net income to cash provided (used) by operating activities	(2,570)	(313,233)	407,197		91,394
Net cash provided (used) by operating activities	536,169	(5,282)	471,788	(540,517)	462,158
Cash flows from investing activities:					
Acquisitions, net of cash acquired			(105,622)		(105,622)
Other, net	(1,768)	(11,851)	4,563		(9,056)
Net cash used by investing activities	(1,768)	(11,851)	(101,059)		(114,678)
Cash flows from financing activities:					
Net payments on credit agreements and other short-term borrowings	(75,850)		(440,427)		(516,277)
Proceeds from issuance of notes	295,332				295,332
Redemption of notes	(129,016)				(129,016)
Repurchases of common stock	(108,332)				(108,332)
Other, net	18,726	(14,594)	(85,185)		(81,053)
Intercompany	(776,084)	48,632	186,935	540,517	
Net cash provided (used) by financing activities	(775,224)	34,038	(338,677)	540,517	(539,346)
Net increase (decrease) in cash and cash equivalents	(240,823)	16,905	32,052		(191,866)
Cash and cash equivalents at beginning of year	269,209	(65,965)	126,741		329,985
Cash and cash equivalents at end of year	$ 28,386	$ (49,060)	$ 158,793	$	$ 138,119

YEAR ENDED NOVEMBER 30, 2002 in thousands	KB Home Corporate	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidating Adjustments	Total
Cash flows from operating activities:					
Net income	$ 478,367	$253,798	$ 64,428	$(482,243)	$314,350
Adjustments to reconcile net income to cash provided (used) by operating activities	26,413	(87,331)	103,558		42,640
Net cash provided (used) by operating activities	504,780	166,467	167,986	(482,243)	356,990
Cash flows from investing activities:					
Acquisitions, net of cash acquired			(27,548)		(27,548)
Other, net	(35,627)	1,437	8,927		(25,263)
Net cash provided (used) by investing activities	(35,627)	1,437	(18,621)		(52,811)
Cash flows from financing activities:					
Net proceeds from (payments on) credit agreements and other short-term borrowings	15,000		(254,076)		(239,076)
Proceeds from issuance of notes	198,412		144,302		342,714
Redemption of notes	(175,000)				(175,000)
Repurchases of common stock	(190,784)				(190,784)
Other, net	39,768	(25,540)	(7,609)		6,619
Intercompany	(380,100)	(147,107)	44,964	482,243	
Net cash provided (used) by financing activities	(492,704)	(172,647)	(72,419)	482,243	(255,527)
Net increase (decrease) in cash and cash equivalents	(23,551)	(4,743)	76,946		48,652
Cash and cash equivalents at beginning of year	292,760	(61,222)	49,795		281,333
Cash and cash equivalents at end of year	$ 269,209	$ (65,965)	$126,741	$	$ 329,985

YEAR ENDED NOVEMBER 30, 2001 in thousands	KB Home Corporate	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidating Adjustments	Total
Cash flows from operating activities:					
Net income	$ 335,968	$ 181,245	$ 46,921	$(349,917)	$214,217
Adjustments to reconcile net income to cash provided (used) by operating activities	46,722	(6,125)	(208,894)		(168,297)
Net cash provided (used) by operating activities	382,690	175,120	(161,973)	(349,917)	45,920
Cash flows from investing activities:					
Acquisitions, net of cash acquired			(53,724)		(53,724)
Other, net	(5,307)	(572)	11,353		5,474
Net cash provided (used) by investing activities	(5,307)	(572)	(42,371)		(48,250)
Cash flows from financing activities:					
Net proceeds from (payments on) credit agreements and other short-term borrowings	(191,000)		222,336		31,336
Proceeds from issuance of notes	247,500				247,500
Other, net	(3,858)	(16,294)	(8,102)		(28,254)
Intercompany	(147,567)	(199,926)	(2,424)	349,917	
Net cash provided (used) by financing activities	(94,925)	(216,220)	211,810	349,917	250,582
Net increase (decrease) in cash and cash equivalents	282,458	(41,672)	7,466		248,252
Cash and cash equivalents at beginning of year	10,302	(19,550)	42,329		33,081
Cash and cash equivalents at end of year	$ 292,760	$ (61,222)	$ 49,795	$	$281,333

NOTE 17: SUBSEQUENT EVENTS (UNAUDITED)

On December 5, 2003, the Company's board of directors increased the annual cash dividend on the Company's common stock to $1.00 per share from $.30 per share. The first quarterly cash dividend at the increased rate of $.25 per share will be paid on February 25, 2004 to shareholders of record on February 11, 2004.

On January 6, 2004, the Company acquired South Carolina-based Palmetto Traditional Homes ("Palmetto"), a privately-held builder of single-family homes, for $45.3 million, including the assumption of debt. Palmetto generated revenues of approximately $90.0 million and delivered 570 homes in Charleston and Columbia, South Carolina in 2003. The Palmetto acquisition marks the Company's entry into South Carolina. The results of Palmetto will be reflected as part of the Company's Southeast region operations.

On January 28, 2004, the Company issued $250.0 million of $5\frac{3}{4}\%$ senior notes (the "$250.0 Million Senior Notes") at 99.474% of the principal amount of the notes in a private placement. The notes, which are due February 1, 2014, with interest payable semi-annually, represent senior unsecured obligations of the Company and rank equally in right of payment with all of the Company's existing and future senior unsecured indebtedness. The $250.0 Million Senior Notes may be redeemed, in whole at any time or from time to time in part, at a price equal to 100% of their principal amount, plus a premium, plus accrued and unpaid interest to the applicable redemption date. The $250.0 Million Senior Notes are unconditionally guaranteed jointly and severally by the Guarantor Subsidiaries on a senior unsecured basis. The Company used all of the net proceeds from the issuance of the $250.0 Million Senior Notes to repay borrowings outstanding under the $1 Billion Credit Facility. The Company has agreed to file a registration statement with the SEC relating to an offer to exchange the $250.0 Million Senior Notes for registered notes issued by the Company on substantially identical terms, except that they will be fully transferable.

Report of Independent Auditors

To the Board of Directors and Stockholders of KB Home:

We have audited the accompanying consolidated balance sheets of KB Home as of November 30, 2003 and 2002, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended November 30, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of KB Home at November 30, 2003 and 2002, and the consolidated results of their operations and their cash flows for each of the three years in the period ended November 30, 2003, in conformity with accounting principles generally accepted in the United States.

Ernst + Young LLP

Los Angeles, California
December 17, 2003

Report on Financial Statements

The management of the Company is responsible for the preparation, integrity, and fair presentation of the accompanying consolidated financial statements. The statements have been prepared in conformity with accounting principles generally accepted in the United States and include the best estimates and judgments of management. Management also prepared the other information included in the annual report and is responsible for its accuracy and consistency with the financial statements. The opinion of the independent auditors, Ernst & Young LLP, based upon their audits of the consolidated financial statements, is included in this annual report.

Management is responsible for maintaining a system of internal control over financial reporting that provides reasonable assurance, at an appropriate cost-benefit relationship, about the reliability of financial reporting. The system contains self-monitoring mechanisms, and is regularly tested by the Company's internal auditors. Actions are taken to correct deficiencies as they are identified. Even an effective internal control system, no matter how well designed, has inherent limitations – including the possibility of the circumvention or over-riding of controls – and therefore can provide only reasonable assurance with respect to the financial statement preparation. Further, because of changes in conditions, internal control system effectiveness may vary over time.

The audit and compliance committee of the Company's board of directors, composed solely of directors who are not officers of the Company, regularly meets with the independent auditors, internal auditors and management to discuss the system of internal control over financial reporting and auditing and financial reporting matters. Both the independent auditors and internal auditors have unrestricted access to the audit and compliance committee, without the presence of management, to discuss any appropriate items.

Domenico Cecere
Senior Vice President and Chief Financial Officer
December 17, 2003

Board of Directors

Ron Burkle[1,4]
Managing Partner,
The Yucaipa Companies
Los Angeles

Dr. Ray R. Irani[2†,3†]
Chairman and Chief Executive Officer,
Occidental Petroleum Corporation
Los Angeles

Kenneth M. Jastrow, II[4]
Chairman and Chief Executive Officer,
Temple-Inland Inc.
Austin

James A. Johnson[4†,5]
Vice Chairman,
Perseus, LLC
Former Chairman and Chief Executive Officer,
Fannie Mae
Washington, D.C.

Bruce Karatz[2]
Chairman and Chief Executive Officer,
KB Home
Los Angeles

J. Terrence Lanni[3]
Chairman and Chief Executive Officer,
MGM MIRAGE
Las Vegas

Michael G. McCaffery[1]
President and Chief Executive Officer,
Stanford Management Company
Menlo Park

Dr. Barry Munitz[1†,3]
President,
The J. Paul Getty Trust
Los Angeles

Luis G. Nogales[2,3,4]
Managing Partner,
Nogales Investors, LLC
Los Angeles

Committees of the Board of Directors

[1]Audit and Compliance Committee
[2]Executive Committee
[3]Management Development and Compensation Committee
[4]Nominating and Corporate Governance Committee
[5]Presiding Director
†Committee Chair

All directors, except Mr. Karatz, are independent as defined under listing standards of the New York Stock Exchange and KB Home's Corporate Governance Principles, which are available at kbhome.com/investor/main.

Management

CORPORATE OFFICERS

Domenico Cecere
Senior Vice President and
Chief Financial Officer

Cory F. Cohen
Senior Vice President, Tax

Ken Gancarczyk
Senior Vice President, Builder Services

William R. Hollinger
Senior Vice President and Controller

Lisa G. Kalmbach
Senior Vice President, Studios

Bruce Karatz
Chairman and Chief Executive Officer

Kimberly N. King
Vice President, Corporate Secretary

Wendy L. Marlett
Senior Vice President, Marketing

Kelly Masuda
Vice President,
Capital Markets and Treasurer

Jeffrey T. Mezger
Executive Vice President and
Chief Operating Officer

Barton P. Pachino
Senior Vice President and
General Counsel

Albert Z. Praw
Senior Vice President,
Asset Management

Gary A. Ray
Senior Vice President,
Human Resources

Charles O. Schetter
Senior Vice President,
Business Development

VICE PRESIDENTS

Kelly M. Allred
Julia Ambrose
Daniel Bridleman
Brian Bruce
Lawrence B. Gotlieb
John A. Hughes
Ross A. Kay
Kathleen L. Knoblauch
Stan Koyanagi
Catherine Lee
Joseph M. Manisco
Jeanne Parker
Christopher Reid
Joseph C. Santoro
Nancy S. Schwappach
David B. Simons
Victor Toledo

OPERATIONS MANAGEMENT

Glen Barnard
Regional General Manager, Central

Leah S. W. Bryant
Regional General Manager, Southwest

Steven M. Davis
Regional General Manager, Southeast

Robert Freed
Regional General Manager, Northern California

John "Buddy" E. Goodwin
Regional General Manager, Florida

Jay L. Moss
Regional General Manager, Southern California

Larry E. Oglesby
Regional General Manager, Texas

DIVISION MANAGEMENT

NORTHERN CALIFORNIA

Jefferey Fautt
President, Sacramento Division

Drew Kusnick
President, South Bay Division

SOUTHERN CALIFORNIA

Thomas C. DiPrima
President, Los Angeles-Ventura Division

Martin Lighterink
President, San Diego Division

Stephen Ruffner
President, Riverside Division

SOUTHWEST

John H. Bremond
President, Tucson Division

James Widner
President, Las Vegas Division

Greg Williams
President, Phoenix Division

CENTRAL

Barry Grant
President, Colorado Division

Mark Kinsley
President, New Mexico Division

TEXAS

David Christian
President, Fort Worth Division

Kyle Davison
President, Houston and Texas Valley Divisions

Jeffrey L. Dworkin
President, Dallas Division

Joseph D. Reese
President, Austin Division

Craig Westmoreland
President, San Antonio Division

SOUTHEAST

Lawrence E. Lippincott
President, Raleigh Division

Ronald Peiffer
President, Atlanta Division

Jerry Perillo
President, Charlotte Division

Andy White
President, South Carolina Division

FLORIDA

Rick Carruthers
President, Orlando Division

Charles Cook
President, Fort Myers Division

Marshall Gray
President, Tampa Division

William "Brad" Jones
President, Treasure Coast Division

John Molyneaux
President, Jacksonville Division

FRANCE

Joel Monribot
President,
Kaufman & Broad S.A., France

Guy Nafilyan
Chairman and
Chief Executive Officer,
Kaufman & Broad S.A., France

KB HOME MORTGAGE COMPANY

Richard Powers
President, KB Home Mortgage Company

Office Locations

CORPORATE

Headquarters
10990 Wilshire Boulevard
Los Angeles, California 90024
(310) 231-4000
(310) 231-4222 Fax

Builder Services
3330 Harbor Boulevard, Suite 300
Costa Mesa, California 92626
(714) 689-4502
(714) 556-3753 Fax

houseCALL Center
3037 Independence Drive, Suite I
Livermore, California 94551
(888) KB-HOMES
(925) 245-6506 Fax

KB Home Mortgage Company
10990 Wilshire Boulevard, Ninth Floor
Los Angeles, California 90024
(310) 893-7300
(310) 444-9519 Fax

DOMESTIC DIVISIONS

Arizona
Phoenix Division
Two Gateway
432 North 44th Street, Suite 200
Phoenix, Arizona 85008
(602) 306-1000
(602) 306-1010 Fax

Tucson Division
250 South Craycroft, Suite 300
Tucson, Arizona 85711
(520) 918-6400
(520) 299-2725 Fax

California
Los Angeles-Ventura Division
25115 Avenue Stanford, Suite B250
Valencia, California 91355
(661) 295-3600
(661) 775-4911 Fax

Inland Valley Division
801 Corporate Center Drive, Suite 201
Pomona, California 91768
(909) 802-1100
(909) 802-1111 Fax

North Bay Division
611 Orange Drive
Vacaville, California 95687
(707) 469-2400
(707) 469-2401 Fax

Orange County Division
3 Jenner, Suite 100
Irvine, California 92618
(949) 790-9100
(949) 790-9119 Fax

Riverside Division
12235 El Camino Real, Suite 100
San Diego, California 92130
(858) 259-6000
(858) 259-5108 Fax

San Diego Division
12235 El Camino Real, Suite 100
San Diego, California 92130
(858) 259-6000
(858) 259-5108 Fax

South Bay Division
6700 Koll Center Parkway, Suite 200
Pleasanton, California 94566
(925) 750-1700
(925) 750-1800 Fax

Colorado
Colorado Division
5975 South Quebec Street, Suite 300
Centennial, Colorado 80111
(303) 323-1100
(720) 488-3860 Fax

Florida
Fort Myers Division
12535 New Brittany Blvd., Building 28
Fort Myers, Florida 33907
(239) 274-5675
(239) 418-1424 Fax

Jacksonville Division
10475 Fortune Parkway, Suite 100
Jacksonville, Florida 32256
(904) 596-6626
(904) 519-5012 Fax

Orlando Division
8403 South Park Circle, Suite 670
Orlando, Florida 32819
(321) 354-2500
(407) 351-1082 Fax

Tampa Division
3450 Buschwood Park Dr., Suite 250
Tampa, Florida 33618
(813) 775-7800
(813) 932-6470 Fax

Treasure Coast Division
901 SW Martin Downs Boulevard
Palm City, Florida 34990
(772) 426-9956
(772) 221-1960 Fax

Georgia
Atlanta Division
110 Londonderry Court, Suite 136
Woodstock, Georgia 30188
(770) 928-0092
(678) 486-4584 Fax

Illinois
Chicago Division
100 Lexington Drive, Suite 100
Buffalo Grove, Illinois 60089
(847) 537-9191
(847) 537-8514 Fax

Nevada
Las Vegas Division
750 Pilot Road, Suite F
Las Vegas, Nevada 89119
(702) 614-2500
(702) 614-2614 Fax

New Mexico
New Mexico Division
4921 Alexander, NE, Suite B
Albuquerque, New Mexico 87107
(505) 344-9400
(505) 344-5700 Fax

North Carolina
Charlotte Division
10925 David Taylor Drive, Suite 190
Charlotte, North Carolina 28262
(704) 887-3400
(704) 887-3410 Fax

Raleigh Division
1100 Navaho Drive, Suite GL-3
Raleigh, North Carolina 27609
(919) 871-0092
(919) 871-0442 Fax

South Carolina
South Carolina Division
1213 Lady Street, Suite 204
Columbia, South Carolina 29211
(803) 256-1667
(803) 256-1784 Fax

Texas
Austin Division
11911 Burnet Road
Austin, Texas 78758
(512) 833-8880
(512) 795-6291 Fax

Dallas Division
2711 LBJ Freeway, Suite 600
Dallas, Texas 75234
(972) 232-6020
(972) 232-6161 Fax

Fort Worth Division
2711 LBJ Freeway, Suite 600
Dallas, Texas 75234
(972) 232-6020
(972) 232-6161 Fax

Houston Division
11320 Richmond Avenue
Houston, Texas 77082
(281) 668-3800
(281) 493-4174 Fax

San Antonio Division
4800 Fredericksburg Road
San Antonio, Texas 78229
(210) 349-1111
(210) 375-1015 Fax

Texas Valley Division
1800 S. Main Street, Suite 850
McAllen, Texas 78503
(956) 661-6500
(956) 664-9348 Fax

INTERNATIONAL DIVISION

Kaufman & Broad S.A.
Tour Maine Montparnasse
33 avenue du Maine
75755 Paris, Cedex 15
011-331-4-538-2000
011-331-4-538-2250 Fax

Stockholder Information

COMMON STOCK PRICES

	2003		2002	
	High	Low	High	Low
First Quarter	$49.00	$39.64	$44.34	$32.80
Second Quarter	62.70	42.41	53.60	39.31
Third Quarter	71.55	54.82	54.39	40.07
Fourth Quarter	71.85	53.87	53.00	41.20

DIVIDEND DATA

KB Home paid a quarterly cash dividend of $.075 per common share in 2003 and 2002. In December 2003, the Company increased its quarterly cash dividend to $.25 per common share.

ANNUAL STOCKHOLDERS' MEETING

The 2004 Annual Stockholders' meeting will be held at the W Los Angeles hotel, 930 Hilgard Avenue, in Los Angeles, California, at 9:00 a.m. on Thursday, April 1, 2004.

STOCK EXCHANGE LISTINGS

KB Home's common stock is listed on the New York Stock Exchange and is also traded on the Boston, Chicago, National, Pacific and Philadelphia Exchanges. The ticker symbol is KBH.

Kaufman & Broad S.A., the Company's French subsidiary, is listed on the Paris Bourse. The ticker symbol is KOF. Kaufman & Broad S.A.'s web site address is ketb.com.

TRANSFER AGENT

Mellon Investor Services LLC
P.O. Box 3315
South Hackensack, New Jersey 07606
(800) 356-2017
melloninvestor.com

INDEPENDENT AUDITORS

Ernst & Young LLP
Los Angeles, California

STOCKHOLDER INFORMATION

The Company's common stock is traded on the New York Stock Exchange under the symbol KBH. There were 54,137,110 shares of common stock outstanding as of January 31, 2004.

FORM 10-K

The Company's 2003 Report on Form 10-K filed with the Securities and Exchange Commission may be obtained without charge by writing to the Company's investor relations department at investorrelations@kbhome.com or by visiting the Company's web site at kbhome.com.

HEADQUARTERS

KB Home
10990 Wilshire Boulevard
Los Angeles, California 90024
(310) 231-4000
(310) 231-4222 Fax
Location and community information:
kbhome.com
(888) KB-HOMES

INVESTOR CONTACT

Kelly Masuda
Vice President, Capital Markets and Treasurer
KB Home
10990 Wilshire Boulevard
Los Angeles, California 90024
(310) 231-4000
kmasuda@kbhome.com

BONDHOLDER SERVICES ADDRESS & PHONE NUMBER

7¼% $175.0 million Senior Notes – Due 10/15/04
8⅝% $200.0 million Senior Subordinated Notes – Due 12/15/08
7¾% $300.0 million Senior Subordinated Notes – Due 2/1/10
9½% $250.0 million Senior Subordinated Notes – Due 2/15/11
5¾% $250.0 million Senior Notes – Due 2/1/14

Trustee:
Sun Trust Bank
Corporate Trust Division
Mail Code 008
25 Park Place, 24th Floor
Atlanta, Georgia 30303-2900
muriel.shaw@suntrust.com
(404) 588-7067

Design: Louey/Rubino Design Group Inc., Santa Monica, CA / New York City
Printing: Lithographix, Inc.

Corporate Performance Awards

KB HOME RECEIVED THE FOLLOWING HONORS:

BARRON'S 500 BEST PERFORMING COMPANIES

BUSINESS WEEK S&P 500: THE BEST PERFORMERS

FORBES AMERICA'S BEST BIG COMPANIES

FORBES AMERICA'S TOP 500 COMPANIES

FORTUNE AMERICA'S MOST ADMIRED COMPANIES

FORTUNE 500 LARGEST AMERICAN COMPANIES

Corporate Performance Awards

KB HOME RECEIVED THE FOLLOWING HONORS:

BARRON'S 500 BEST PERFORMING COMPANIES

BUSINESS WEEK S&P 500: THE BEST PERFORMERS

FORBES AMERICA'S BEST BIG COMPANIES

FORBES AMERICA'S TOP 500 COMPANIES

FORTUNE AMERICA'S MOST ADMIRED COMPANIES

FORTUNE 500 LARGEST AMERICAN COMPANIES

KB HOME

10990 WILSHIRE BOULEVARD, LOS ANGELES, CA 90024
KBHOME.COM